Exhibit 99.3

Lithium Americas MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2019

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2019

BACKGROUND

This Management’s Discussion and Analysis (“MD&A”) of Lithium Americas Corp. (“Lithium Americas”, the “Company”, or “LAC”), prepared as of March 12, 2020, should be read in conjunction with the Company’s audited consolidated financial statements and notes thereto for the year ended December 31, 2019. All amounts are expressed in US dollars, unless otherwise stated. References to CDN$ are to Canadian dollars. This MD&A contains “forward looking statements,” and readers should read the cautionary note contained in the section entitled “Forward-Looking Statements” of this MD&A regarding such forward looking statements.

OUR BUSINESS

Lithium Americas is a Canadian-based resource company focused on the advancement of two significant lithium projects: the Cauchari-Olaroz project (“Cauchari-Olaroz”), located in Jujuy Province of Argentina, and the Thacker Pass project (“Thacker Pass”), located in northwestern Nevada, USA.  Cauchari-Olaroz is a lithium brine project and is owned by Minera Exar S.A. (“Minera Exar”), an Argentine-based joint operation owned by the Company and Ganfeng Lithium Co. Ltd., (“Ganfeng”). Thacker Pass is a sedimentary-based lithium property located in the McDermitt Caldera in Humboldt County, Nevada, and is owned by the Company’s wholly owned subsidiary, Lithium Nevada Corp. (“Lithium Nevada”).

On August 16, 2019, the Company closed a transaction agreement whereby Ganfeng agreed to subscribe, through a wholly-owned subsidiary, for newly issued shares of Minera Exar, for cash consideration of $160.0 million (such transaction, the “Project Investment”). Ganfeng increased its direct interest in Minera Exar from 37.5% to 50%, with Lithium Americas holding the remaining 50% interest, each subject to the rights of Jujuy Energia y Mineria Sociedad del Estado (“JEMSE”) (a company owned by the Government of Jujuy province) to acquire an 8.5% interest in Minera Exar.

Lithium Americas and Ganfeng, as part of the Project Investment, implemented certain amendments to the shareholders agreement (the “Shareholders Agreement”) governing the Cauchari-Olaroz project joint operation (the “Joint Operation”), including the provision of equal representation on the Minera Exar board of directors and the Management Committee governing the Joint Operation.

On February 7, 2020, the Company entered into definitive agreements with Ganfeng whereby Ganfeng has agreed to subscribe for newly issued shares of Minera Exar, for cash consideration of $16.0 million, increasing its interest in the Cauchari-Olaroz project from 50% to 51%, with Lithium Americas holding the remaining 49% interest, each subject to the rights of JEMSE to acquire an 8.5% interest in Minera Exar (such transaction, the “2020 Cauchari Transaction”). In addition, the Company and Ganfeng have agreed to restructure Exar Capital B.V., a jointly controlled entity which provides funding to Caucharí-Olaroz (which is currently owned 62.5% by the Company and 37.5% by Ganfeng) to reflect the proportionate ownership of Minera Exar. As part of this restructuring, Ganfeng has agreed to provide $40.0 million to Exar Capital B.V. in non-interest-bearing loans, repayable in 2029 (subject to an additional one-year extension). Proceeds of the loans will be used to repay intercompany loans owing to Lithium Americas, with $20.0 million to be paid on closing of the 2020 Cauchari Transaction and an additional $20.0 million payable on August 1, 2020 (or such earlier date as the parties may agree). Upon completion of the 2020 Cauchari Transaction, Ganfeng will become the controlling shareholder of Minera Exar while Lithium Americas will receive fulsome minority shareholder protective rights. The shareholder agreement and related agreements will be amended on the closing of the 2020 Cauchari Transaction to preserve joint approval for various significant matters involving Minera Exar. Closing of the 2020 Cauchari Transaction is subject to receipt of all required regulatory approvals, consent of Lithium Americas’ senior lenders, settlement of an amended and restated shareholder agreement and other definitive agreements, and other customary closing conditions. Ganfeng has commenced the regulatory approval application process in China and the 2020 Cauchari Transaction is expected to be completed in Q3 2020.

The Company’s head office and principal address is Suite 300, 900 West Hastings Street, Vancouver, British Columbia, Canada, V6C 1E5. The Company trades in Canada on the Toronto Stock Exchange and in the United States on the New York Stock Exchange (“NYSE”) under the symbol “LAC”. The Company operates in the United States through its wholly owned subsidiaries, Lithium Nevada Corp. and RheoMinerals Inc., in Argentina through a Joint Operation company, Minera Exar and a wholly-owned subsidiary, Potassium S.A., and in the Netherlands through a Joint Operation company, Exar Capital B.V. Additional information relating to the Company, including the Company’s Annual Information Form (“AIF”), is available on SEDAR at www.sedar.com.

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LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2019

HIGHLIGHTS

Project development and operations

Cauchari-Olaroz:

•	Construction activities at Caucharí-Olaroz continue to advance in accordance with the 40,000 tonne per annum (“tpa”) of battery-quality lithium carbonate development plan.
•	Currently, there are more than 1,000 construction personnel on site, including 286 full-time employees in Jujuy, Argentina.
•	Construction is approximately 36% complete, as of the end of February 2020, and continues to advance on budget.
•	As of February 29, 2020, $331 million (59%) of the planned capital expenditure has been committed of which $222 million (39%) has been spent.
•	Contracts associated with the 33 kV powerline and the 13.2 kV distribution lines were awarded, the contractors were mobilized and the development activities have commenced.
•	The gas pipeline contract was awarded, and the contractor commenced development activities at site.
•	The construction camp has close to 1,000 beds available and completion of the remaining bed modules is expected by the end of Q1 2020.
•	Earthworks for the carbonate plant site have been completed.
•	98% of the total planned earthworks for the 12 square kilometer (“km2“) evaporation pond layout are completed and approximately 38% of the liner has been installed.
•	The concrete foundation for the boron solvent extraction (“SX”) plant is approximately 60% complete.
•	Construction of buildings for storage of soda ash, reagents, finished products and other warehouses is 99% complete.
•

The development plan contemplates that construction will be substantially mechanically complete by the end of 2020; however, several major pieces of equipment for the chemical plant are being fabricated in China and some suppliers have sub-vendors fabricating in China. The Company has become aware that there will be delays of up to 90 days in the delivery time for some of these items as a result of the recent COVID-19 outbreak. Accordingly, the Company anticipates that there will be a delay in achieving substantial completion of construction until early 2021. The Company continues to assess the impact of COVID-19 on the development program, including discussions with all vendors and freight forwarders on the delivery schedule, to assess the impact on schedule and to develop mitigation strategies, if necessary. The Company intends to provide updated guidance on the construction schedule in Q2 2020.

Thacker Pass:

•

Permitting continues as planned, with the Mine Plan of Operations accepted by the Bureau of Land Management (“BLM”) and the Notice of Intent (“NOI”) published on January 21, 2020 in the federal register, which started a mandated 365 day requirement for the BLM to complete the permitting process. Major permits for Phase 1 are expected to be received by early 2021.

•	Over 10,500 kg of high-quality lithium sulphate has been produced at the process testing facility in Reno, Nevada.
•	Third-party vendors are engaged to engineer and design lithium carbonate and lithium hydroxide evaporator and crystallizer as well as provide performance guarantees and product samples.
•

A definitive feasibility study (“DFS”) is being completed with an initial targeted production capacity of 20,000 tpa lithium hydroxide and approximately 2,000 tpa lithium carbonate (“Phase 1”); the DFS is on track to be complete by mid-2020.

•	The Industrial Company, a division of Kiewit, is engaged to complete key aspects of the feasibility study.

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LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2019

•	Project permitting and DFS costs are expected to be fully funded from available cash on hand.
•	The Company is exploring financing options, including the possibility of a joint venture partner at Thacker Pass.

Corporate

•

As at December 31, 2019, the Company had $83.6 million in cash and cash equivalents, including $52.5 million representing the Company’s 50% share of Cauchari-Olaroz cash and cash equivalents and $31.1 million held by Lithium Americas and its subsidiaries.

•

As at December 31, 2019, the Company had drawn $83.8 million of the $205.0 million senior credit facility available to fund its share of Cauchari-Olaroz construction. An additional $12.0 million was drawn subsequent to year end.

•

In February 2020, the Company drew down $22.2 million from its $100.0 million unsecured, limited recourse, subordinated loan facility with $77.8 million remaining undrawn and available to fund the Company’s share of Cauchari-Olaroz expenditures and general corporate purposes.

•	As at the date of this MD&A, the Company has total available credit and loan facilities of $187.0 million.
•

As previously announced and as described more fully in the “Our Business” section above, on February 7, 2020 the Company and Ganfeng entered into an agreement whereby Ganfeng has agreed to subscribe for new shares of Minera Exar for cash consideration of $16 million increasing its interest in Minera Exar from 50% to 51%, with Lithium Americas owning the remaining 49%. In addition, Lithium Americas will receive $40 million in cash from the proceeds of non-interest-bearing loans from Ganfeng. Ganfeng has commenced the regulatory approval application process in China and the transaction is expected to be completed in Q3 2020.

•	On October 20, 2019, the Board of Directors appointed Dr. Yuan Gao as an independent director of the Company.
•

The Company is closely monitoring the impact of the COVID-19 virus and is prepared for potential short-term impacts on its projects. The Company has appointed a team with overall responsibility for COVID-19 response planning, which includes senior management of the Company. The Company is putting a particular focus on the health and safety of all its employees and contractors as well as its host communities. In addition, the Company is conducting a careful review of various areas that may impact the timing of the Company's projects.

OUTLOOK

The Company continues to focus on advancing Cauchari-Olaroz and Thacker Pass to production to meet the growing global demand for lithium.

In Argentina, the Company’s primary focus is continuing the construction and development of Caucharí-Olaroz. Pond construction is scheduled to complete the earthworks for all evaporation ponds, covering a total of approximately 12 km2, early in the second quarter of 2020. Processing plant construction is in progress and is expected to be completed in early 2021.

Additionally, the Company continues to advance engineering work and mine plan design for Thacker Pass in Nevada, USA. The Company is advancing the permitting process. The NOI was published on January 21, 2020 in the federal register with major permits for Phase 1 expected to be received by early 2021.

Following the release of the Preliminary Feasibility Study in August 2018, through development of a process testing facility in Reno, Nevada, the Company is considering the production of lithium hydroxide and lithium carbonate directly from lithium sulphate to provide added flexibility to respond to future market demand. The testing and optimization are well underway, and the results will form the basis of the DFS for the Thacker Pass project, expected to be released in mid-2020.

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LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2019

REVIEW OF THE COMPANY’S PROJECTS

Cauchari-Olaroz Project, Jujuy Province, Argentina

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LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2019

Project Details

Caucharí-Olaroz is located in Jujuy Province in north west Argentina. The project is situated in the Salar de Olaroz and Salar de Caucharí, adjacent to Orocobre Ltd.’s Olaroz facility, which has been in production since 2015. The project is well serviced by nearby infrastructure including major paved highways which connect to the port of Antofagasta in Chile, a high-voltage transmission line, an adjacent 300MW solar project and a gas pipeline.

The 40,000 tpa DFS includes a conventional, commercially-proven brine processing technology developed in partnership with Ganfeng to produce battery-quality lithium carbonate (“Li2CO3“) that can be used to meet the specifications of battery material producers in manufacturing cathode and electrolyte for lithium-ion batteries. The DFS follows the 2017 feasibility study on a 25,000 tpa Li2CO3 project (“25,000 tpa DFS”).

Project Development Status

Evaporation Ponds & Production Wells

Construction of the remaining 2% of the earthworks for the 12 km2 of planned solar evaporation ponds is scheduled to be finalized early Q2 2020, followed by completion of the remaining 62% of liner installation required to finalize the entire area in early Q3 2020. Currently, there are 18 production wells completed and 12 in progress, with 9 drilling rigs operating at site. Approximately 5.3 million cubic meters (“m3”) of brine have been pumped into the ponds for initial evaporation and process testing. The wells are producing lithium concentrations that are in line with expectations.

Infrastructure

Construction of the access roads and platforms for the wells is 100% complete. Gas pipeline engineering is complete, the pipes are at site and construction is underway. The engineering, purchase and construction for the main 33 kV power line and 13.2 kV distribution line has been awarded to provide power to the ponds and plant, and the contractor was mobilized.

Lithium Carbonate Plant

The majority of the critical, long-lead-time equipment is currently under fabrication, including the crystallizer, SX plant, lime plant, reactors, centrifuges, micronizer, tanks, filters, dryer, and boilers.  Lime plant equipment has been received at site and construction has started. The boron removal SX plant foundations are well advanced. The civil works contractors for the rest of the carbonate plant have been selected and contractors are at site commencing the activities. The first SX plant settlers and tanks arrived at site in February 2020 and will be followed by the rest of the carbonate plant equipment. Construction of the soda ash and finished products storage facilities is complete and additional warehouses are almost complete.

Capital Expenditures

Pre-production capital cost estimates for Caucharí-Olaroz, including a contingency, remain unchanged at $565 million of which approximately $222 million has been spent as of February 29, 2020.  Approximately $331 million of the total has been committed and remains within the budget. To date, most of the major contracts have been awarded or are ready to be awarded.

Permitting

An update to the “Environmental Impacts Report for Exploitation” for Caucharí-Olaroz was approved by Jujuy Province in 2017, providing all necessary permits to support the 25,000 tpa DFS. In accordance with the provincial requirements, an update was submitted in August 2019 and is currently being evaluated by the Jujuy Province to expand the initial production capacity to 40,000 tpa of Li2CO3. This update includes supplementary environmental studies and information collected during the previous two years as well as changes to the project description to reflect the current development plan and increased production capacity. An audience with the authorities and communities took place late October, and approval is expected in the first half of 2020.

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LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2019

Health and Safety

The Total Recordable Incident Frequency Rate for Cauchari-Olaroz for 2019 was 11.19 per 200,000 hours worked.

Workforce

Minera Exar’s office in Jujuy is coordinating recruitment and other human resource initiatives in the regional community. Considering the Company’s commitment to the local communities, numerous local service providers have been engaged to provide services to Minera Exar and a training program is in place, providing operations training to people in the local communities. A proactive approach was taken to develop a training program for positions to be filled during construction and operations, which includes development of manuals and conducting practical activities at site. Ensuring diversity is an important consideration with local communities currently representing 25% and women representing 17% of Minera Exar’s employees.

Environmental Responsibility & Social Benefits

Environmental Responsibility

Minera Exar is focused on developing Caucharí-Olaroz to be among the most environmentally responsible lithium projects globally. The process’ principal source of energy is designed to be solar evaporation resulting in a low overall carbon footprint. Furthermore, process water requirements are low relative to other lithium carbonate production processes, and process water will be sourced from aquifers that do not naturally meet drinking water standards. Minera Exar’s objective is to continue to explore ways to further reduce the project’s environmental footprint and produce the most environmentally responsible lithium possible.

Economic & Social Benefits

The DFS highlights substantial employment and economic benefits to Minera Exar’s employees, the local communities, and the provincial and federal governments. The project is providing many jobs during construction and development and is expected to provide new long-term opportunities for the community as the project continues to grow.

Economic benefits of the expanded Caucharí-Olaroz project include (based on 40,000 tpa DFS and $12,000/t Li2CO3 long-term):

•	Increase in federal and provincial taxes – total of $4.2 billion for life of mine (or $114 million per year).
•	Increase in royalty and mining duty payments.
•	Increase in employment taxes.
•	Extension of the current employment opportunities with over 1000 Minera Exar employees and contractors.
•	Extension of the relationships with the local communities with at least a 40 year project life.

JEMSE Arrangement

During 2012, Minera Exar granted a conditional right to Jujuy Energia y Mineria Sociedad del Estado (“JEMSE”), a mining investment company owned by the government of Jujuy Province in Argentina, to acquire an 8.5% equity interest in Minera Exar for one US dollar and provide management services as required to develop the project.

If the conditions are met and JEMSE exercises its right, JEMSE will be required to provide its pro rata (8.5%) share of the financing requirements for the construction of the Cauchari-Olaroz project. In accordance with the option agreement, it is contemplated that funds will be loaned to JEMSE by the shareholders of Minera Exar and will be repayable out of one‑third of the dividends to be received by JEMSE over future years from the project. The annual distribution of dividends from Minera Exar to all shareholders including JEMSE, will only be considered once all Minera Exar's annual commitments related to the project’s debt have been met.

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LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2019

Project Financing and Liquidity

In 2017, the Company closed two financing arrangements, one with Ganfeng and one with BCP Innovation Pte Ltd. (“Bangchak”). Between the two financings, Lithium Americas raised $205 million in debt and $80 million in equity.

In connection with the 2018 transaction with Ganfeng, which closed on October 31, 2018 (“2018 Transaction”), Ganfeng provided Lithium Americas with a new $100 million unsecured, limited recourse, subordinated loan facility.

As of February 29, 2020, $343 million of the $565 million total construction capital costs were remaining to be expended and the shareholders have approved the funding schedule for the balance of 2020. A further approximate $82 million in expected taxes and refundable VAT is required prior to production. Minera Exar expects to fund the remaining costs to production with capital contributions and loans from Lithium Americas and Ganfeng, including the $16 million in proceeds which Minera Exar will receive upon closing of the 2020 Cauchari Transaction, and cash on Minera Exar’s balance sheet, which includes the remaining proceeds from the $160 million Project Investment by Ganfeng. Lithium Americas’ share of all additional funding required up to the start of production, including working capital, is expected to be fully-funded from its $187.0 million in available credit and loan facilities at the date of this MD&A.

A total of $163 million was advanced to Minera Exar in 2019 prior to the Project Investment in the form of loans by the Company and Ganfeng to fund the construction of the Cauchari-Olaroz project.

See further details on the project financings in the section entitled “Liquidity and Capital Resources” below and under “Our Business”, and “Highlights” above.

Political and Economic Changes in Argentina

Although one of the world's wealthiest countries 100 years ago, Argentina suffered during most of the 20th century from recurring economic crises, persistent fiscal and current account deficits, high inflation, mounting external debt, and capital flight. According to the March 2019 Organisation for Economic Co-operation and Development (OECD) Economic Survey for Argentina, the Argentine economy is in recession and the government has found bringing down high inflation to be very challenging.

With the election of President Alberto Fernandez in December 2019, an alliance formed between different factions of the Peronist party, which were divided since 2015, including the Kirchner leftist/populist faction, and the government took steps to regulate and protect the economy, increased some taxes (e.g. export taxes), suspended previously agreed tax reductions becoming an interventionist government. The Fernandez administration is actively pursuing a re-negotiation of its external debt, including IMF debt, although an agreement has not been achieved yet and a risk of a default looms over the economy.

Further, the Argentine government maintained and extended series of capital controls and foreign exchange regulations. To date, these controls and regulations include, but are not limited to, a requirement that proceeds of exports be repatriated at the applicable exchange rate, restrictions on payment of dividends without approval from the Argentinean Central Bank, and restrictions on debt from foreign lenders, unless such debt is brought into Argentina at the applicable exchange rate; moreover, it is possible that the Argentine government would expand the existing controls, or introduces new regulations, at any time. Historically, such capital controls and foreign exchange regulations have had broad impact, including limitations on imports, and at times, nationalization of privately held businesses although rarely on mining projects. To date, Mr. Fernandez has been an active supporter of mining activities and on his March 1, 2020 State of the Country report announced that the government will adopt a bill including benefits to the mining industry, without clarifying which ones.

The Company’s development of the Cauchari-Olaroz project exposes it to risks associated with doing business in Argentina, including capital controls, foreign exchange regulations, and other changes in governmental policy. Although the Company undertakes measures to mitigate such risks, there can be no assurances that the Company will be successful in such mitigation, or that realization of any of such risks will not have a material and adverse effect on the Company. For a fuller description of the risks the Company is exposed to, please see the Risks section in this MD&A and the Company’s AIF.

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LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2019

Planned Activities on the Project

The target timetable for Caucharí-Olaroz construction milestones to be achieved in 2020 is as follows:

•	Pond earthworks completion early Q2 2020 with liner installation finalized by early Q3 2020.
•	Lime plant to be completed by the end of Q2 2020 followed by commissioning and start up.
•	Power line and gas pipeline are scheduled to be completed in early Q3 2020.
•	Carbonate plant civil works to be completed in Q4 2020.
•	SX Boron Extraction plant is scheduled to be completed in early Q4 2020.
•	Crystallizer/KCl removal plant is expected to be completed in Q1 2021.

40,000 TPA Feasibility Study

On September 30, 2019, the Company announced the results of a 40,000 tpa National Instrument 43-101 (“NI 43-101”) Technical Report titled, “Updated Feasibility Study and Mineral Reserve Estimation to Support 40,000 tpa Lithium Carbonate Production at the Cauchari-Olaroz Salars, Jujuy Province, Argentina” (the "Technical Report"), which was filed on SEDAR by the Company in November 2019, with an effective date of August 19, 2019 (the “40,000 tpa DFS") on the Caucharí-Olaroz project. Lithium Americas and Ganfeng have authorized Minera Exar to proceed with the plan to produce 40,000 tpa of battery-quality Li2CO3 as outlined in the 40,000 tpa DFS subject to obtaining the necessary permits.

The results of the 40,000 tpa DFS are provided in Table 1 on a 100% equity project basis:

Table 1: Caucharí-Olaroz 40,000 TPA DFS Results

40,000 TPA DFS
Lithium carbonate average long-term price(1)	$12,000/t Li2CO3
Production capacity	40,000 tpa Li2CO3
Project life	40 years
Construction capital costs(2)	$565 million
Operating costs	$3,576/t Li2CO3
Average annual EBITDA(3)	$307 million
After-tax NPV10% (2)(3)	$1,330 million
1.	Assumes lower price of $8,000/t and $10,000/t in 2021 and 2022, respectively.
2.	Total capital costs of $565 million include $105 million in capital costs sunk as of June 30, 2019 excluded from NPV.
3.	Refers to a non-IFRS financial measure. Please see the discussion included at the end of this MD&A under “Non-IFRS Measures”.

Operating Costs

The operating and construction capital cost estimates have been reviewed and confirmed by Andeburg Consulting Services Inc. in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects. The Project cost estimates are based on an exchange rate of 45:1 Argentine pesos to the U.S. dollar. Despite the recent depreciation in Argentine pesos, Minera Exar does not expect a material impact to the operating and capital cost estimates as the majority of costs are expected to be incurred in U.S. dollars.

The operating cost estimates in the 40,000 tpa DFS have increased in comparison to the 25,000 tpa DFS primarily as a result of an $824/t increase in reagent costs. The increased reagent use reflects process changes designed to consistently achieve more stringent low impurity specifications of battery material customers.

The average operating costs were calculated for a facility with production of 40,000 tpa of battery-quality Li2CO3 and are presented in Table 2 below.

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LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2019

Table 2: Caucharí-Olaroz - Operating Costs

	25,000 TPA DFS		40,000 TPA DFS
Category	Operating Cost ($/t Li2CO3)	% of Total	Operating Cost ($/t Li2CO3)	% of Total
Reagents	$991	40%	$1,815	51%
Pond harvesting & tailings management	$345	14%	$369	10%
Maintenance	$210	8%	$302	8%
Labor	$166	7%	$283	8%
Electric power	$187	7%	$222	6%
Natural gas	$85	3%	$145	4%
G&A	$86	3%	$141	4%
Product transportation	$170	7%	$127	4%
Catering, security & third-party services	$97	4%	$61	2%
Consumables	$51	2%	$53	1%
Water treatment system	$38	2%	$41	1%
Diesel	$69	3%	$17	<1%
Total Operating Costs	$2,495	100%	$3,576	100%

Capital Costs

The total construction capital cost is estimated at $565 million inclusive of a $39 million contingency and $105 million in capital costs incurred before June 30, 2019. Considering that the project construction is well underway with many key contracts and purchase orders already awarded and under execution including contracts for manufacturing process equipment, the capital cost is expected to be approximately ±10% within the budget. Minera Exar does not expect any material impact on the capital costs as a result of the recent foreign exchange regulations and controls enacted by the Argentine Government.

The 33% increase in capital costs from the 2017 25,000 tpa DFS to the 2019 40,000 tpa DFS supports the 60% increase in production capacity. Much of the increased capital cost estimate is the result of an increase in the size of equipment, infrastructure, wells and piping without any major change in the pond layout under construction. The cost increase associated with construction of the ponds corresponds to additional electromechanical work not previously included in the 25,000 tpa DFS.

Detailed capital cost estimates are presented on a 100% project equity basis in Table 3 and are exclusive of value added taxes (“VAT”), other taxes, working capital and pre-production costs.

Table 3: Caucharí-Olaroz – Construction Capital Costs

Category	25,000 TPA DFS ($ millions)(2)	40,000 TPA DFS(1)(2) ($ millions)
Lithium carbonate plant	$122	$155
Evaporation ponds	$129	$146
Infrastructure	$68	$96
Wells and piping	$15	$61
Indirect Cost	$37	$67
Contingency	$55	$39
Total Construction Capital Costs	$425	$565
1.	Total capital costs of $565 million include $105 million of sunk capital costs as of June 30, 2019. Sunk costs are excluded from financial analysis in the DFS.
2.	Totals do not add due to rounding.

The sustaining capital requirement is estimated at an average of $7.2 million per year (approximately $180/t Li2CO3 produced).

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LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2019

Project Economics

The financial results are derived from inputs based on an annual production schedule included in the 40,000 tpa DFS as of June 30, 2019. The analysis contained in the 40,000 tpa DFS excludes $105 million in sunk capital costs as of June 30, 2019 which are included in the total construction cost estimate of $565 million.

A Li2CO3 price of $8,000/t and $10,000/t is assumed for 2021 and 2022, respectively, to reflect short-term market conditions. A production ramp up schedule of 15,250 t and 36,000 t was assumed in 2021 and 2022, respectively. Caucharí-Olaroz is expected to achieve a production rate of 40,000 tpa of Li2CO3 before the end of 2022 with production of 40,000 tpa in 2023 to 2060.

Sensitivity analysis on the unlevered economic results for the 40,000 tpa of Li2CO3 over a 40-year operating period are summarized in Tables 4 and 5 and reported on a 100% equity project basis.

Table 4: Caucharí-Olaroz - After-Tax NPV Sensitivity Analysis

Discount Rate	Low Case NPV(1)	Base Case NPV(1)	High Case NPV(1)
(%)	$10,000/t Li2CO3 ($ millions)	$12,000/t Li2CO3 ($ millions)	$14,000/t Li2CO3 ($ millions)
6%	$1,803	$2,446	$3,075
8%	$1,297	$1,781	$2,252
10%	$953	$1,330	$1,693
1.

Total capital costs of $565 million include $105 million in capital costs sunk as of June 30, 2019 excluded from NPV. Refers to a non-IFRS financial measure. Please see the discussion included at the end of this MD&A under “Non-IFRS Measures”.

Table 5: Caucharí-Olaroz - EBITDA Sensitivity Analysis

Lithium Carbonate Price ($/t Li2CO3)	Average annual EBITDA(1) ($ millions)
$10,000	$235
$12,000	$307
$14,000	$379
1.	Refers to a non-IFRS financial measure. Please see the discussion included at the end of this MD&A under “Non-IFRS Measures”.

Mineral Reserve Estimation

Montgomery & Associates Inc. was engaged to update the Mineral Reserves in brine for various areas within the Salar de Caucharí and Salar de Olaroz in accordance with the guidelines for lithium brines set forth by the Canadian Institute of Mining, Metallurgy and Petroleum (CIM 2012). The authors of the 40,000 tpa DFS believe the Mineral Reserve Estimate has been conservatively modeled and represents a Proven Reserve for Year 1 through 5 of full-scale extraction wellfield pumping and a Probable Reserve for Years 6 to 40 of full-scale extraction wellfield pumping.

Mineral Reserves for Caucharí-Olaroz have an effective date of May 7, 2019. Mineral Reserves are summarized in Table 6 and are reported on a 100% project equity basis.

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LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2019

Table 6: Caucharí-Olaroz - Mineral Reserves

				Without Processing Losses		Assuming 53.7% Processing Efficiency
Category	Time Period (years)	Average Lithium Grade (mg/L)	Brine (m³)	Lithium Metal (tonnes)	LCE (tonnes)	Lithium Metal (tonnes)	LCE (tonnes)
Proven	1 - 5	616	1.6 x 10[7]	96,650	514,450	51,900	276,250
Probable	6 - 40	606	9.6 x 10[8]	586,270	3,120,590	314,830	1,675,770
Total	40	607	1.1 x 10[9]	682,920	3,635,040	366,730	1,952,020

Notes:

1.	The Mineral Reserve Estimate has an effective date of May 7, 2019.
2.	Lithium Carbonate Equivalent (“LCE”) is calculated using mass of LCE = 5.322785 multiplied by the mass of Lithium Metal.
3.	The values in the columns for “Lithium Metal” and “LCE” above are expressed as total contained metals.
4.	The Production Period is inclusive of the start of the model simulation (Year 1).
5.	The average lithium concentration is weighted by per well simulated extraction rates.
6.	Tonnage is rounded to the nearest 10.
7.	Comparisons of values may not be equivalent due to rounding of numbers and the differences caused by use of averaging methods.

Mineral Resource Estimation

Since the effective date of the previous Mineral Resource Estimate (February 13, 2019), the results of deeper drilling and sampling have allowed for partial conversion of the Inferred Resource aquifer volume in the updated hydrostratigraphic unit (“HSU”) model to Measured and Indicated Resource aquifer volume of the deeper HSUs. The Updated Mineral Resource Estimate at the Measured, Indicated, and Inferred Mineral Resource classification (CIM, 2014) for lithium is based on the total amount of lithium in brine that is theoretically drainable from the bulk aquifer volume.

Mineral Resources for Caucharí-Olaroz have an effective date of May 7, 2019. Mineral Resources are summarized in Table 7 and are reported on a 100% project equity basis.

Table 7: Caucharí-Olaroz - Mineral Resources

Category	Average Lithium Grade (mg/L)	Brine (m³)	Lithium Metal (tonnes)	LCE (tonnes)
Measured	591	1.1 x 10[9]	667,800	3,554,700
Indicated	592	5.2 x 10[9]	3,061,900	16,298,000
Measured & Indicated	592	6.3 x 10[9]	3,729,700	19,852,700
Inferred	592	1.5 x 10[9]	887,300	4,722,700

Notes:

1.	The Mineral Resource Estimate has an effective date of May 7, 2019 and is expressed relative to the Resource Evaluation Area and a lithium grade cut-off of greater than or equal to 300 mg/L.
2.	LCE is calculated using mass of LCE = 5.322785 multiplied by the mass of Lithium Metal.
3.

The Mineral Resource Estimate is not a Mineral Reserve Estimate and does not have demonstrated economic viability. There is no certainty that all or any part of the Mineral Resources will be converted to Mineral Reserves.

4.	Calculated brine volumes only include Measured, Indicated, and Inferred Mineral Resource volumes above cut-off grade.
5.	The Mineral Resource Estimate has been classified in accordance with CIM Mineral Resource definitions and best practice guidelines (2012 and 2014).
6.	Comparisons of values may not add due to rounding of numbers and the differences caused by use of averaging methods.

11

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2019

Thacker Pass Project, Nevada, USA

The Company is advancing the 100%-owned Thacker Pass Project, a sedimentary-based lithium property located in the McDermitt Caldera in Humboldt County, Nevada, through its wholly owned subsidiary, Lithium Nevada Corp.

Project Details

The Thacker Pass project is located in Humboldt County in northern Nevada, USA and is on track to obtain major construction permits for Phase 1 by early 2021. The project is situated at the southern end of the McDermitt Caldera, approximately 100 km northwest of Winnemucca, 33 km northwest of Orovada, and 33 km south of the Oregon border. The Thacker Pass project is accessible via a paved highway with good regional infrastructure including power and rail. Northern Nevada is recognized as a politically stable jurisdiction and one of the most concentrated areas in the world for skilled mining labor and services.

The Thacker Pass Project has been designed to avoid environmentally-sensitive and rugged terrain, which is expected to reduce permitting timelines, construction risk and costs. The proposed plant and tailings facilities are to be located in the low-lying area of Thacker Pass and immediately adjacent to the pit, which houses the Thacker Pass deposit, the largest known lithium deposit in the USA and highest-grade known sedimentary lithium deposit in the world.  The flat and expansive terrain allows for a compact footprint and future potential expansions.

Regulatory & Permitting

Federal National Environmental Policy Act

On January 21, 2020 the BLM published the NOI in the federal register to prepare an Environmental Impact Statement (“EIS”) for the Thacker Pass Project. The NOI formally commences the National Environmental Policy Act (“NEPA”) EIS preparation and public engagement process by the BLM.

The NEPA process is designed to help public officials complete permitting decisions that are protective of the environment and includes a public engagement process.  The 12-month NEPA period is scheduled to include the BLM’s Record of Decision (“ROD”), representing the BLM’s final decision on Lithium Nevada’s application for an approved Plan of Operations.  In October 2019, the BLM engaged ICF Jones & Stokes, Inc. (“ICF”), an experienced NEPA consultant, to prepare the EIS. The BLM, Lithium Nevada and ICF have entered into Memorandums of Understanding that define the timeline and support the overall management of the EIS-development process.

The publication of the NOI on January 21, 2020 in the federal register follows the final Plan of Operations which was submitted by Lithium Nevada and accepted by the BLM in September 2019. The Plan of Operations includes production of battery-grade lithium hydroxide and lithium carbonate, lithium metal (up to 60,000 tons per annum (“tpa”) of lithium carbonate equivalent (“LCE”)), and battery manufacturing. The Company is targeting an initial phase (“Phase 1”) production capacity of approximately 20,000 tpa of battery-quality lithium hydroxide, in addition to approximately 2,000 tpa of battery-quality lithium carbonate. The anticipated timing of key permitting milestones to begin construction in early 2021 are highlighted in Figure 1.

12

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2019

Figure 1 – Thacker Pass - Anticipated Permitting Process

The Company’s engagement with government, the Fort McDermitt Tribe and local stakeholders is planned to continue for the remainder of the year in anticipation of the ROD being issued by early 2021. The ROD will include the agency’s decision, alternatives considered and the plans for mitigation and monitoring, if required.

Environmental & Social Responsibility

Carbon Accounting

The proposed Thacker Pass mining and metallurgical process is being designed to achieve or exceed carbon-neutral scope 1 emissions status as defined by the Greenhouse Gas Protocol (“Scope 1”). The low carbon footprint is expected due to 1) the unique nature of the mined material, which requires low energy to extract, beneficiate and process, and 2) heat from the exothermic process which is designed to be captured to generate carbon-free electricity and steam. The waste heat generation facility is expected to provide enough electricity to operate the plant and mine with the potential for excess electricity to be sold to the grid. Carbon-free steam is expected to be used in the plant (no natural gas or other fuel is required to make steam). Furthermore, solar power generation and electric trucks are also being evaluated to further reduce carbon emissions beyond Scope 1.

Through innovative design, Thacker Pass is being developed as a potential model of sustainability in the extraction and processing of critical minerals required for a low-carbon economy. Many years of environmental monitoring data was collected and used to locate project infrastructure in areas of lowest environmental impact. The sound and air emissions control systems have been engineered to use the best available technology, resulting in a design that exceeds regulatory requirements. Within the proposed processing facility, water recycling is expected to be employed throughout the facility to minimize water consumption (Phase 1 requires approximately the same amount of water as 2-3 alfalfa irrigation pivots).

Lithium Americas made the decision in 2018 to move the Project south of the Montana Mountains in order to avoid disturbance in sensitive ecological areas located within the mountains. The Company has collected baseline environmental data over a seven-year period and has provided a complete set of baseline reports to the BLM required for the NEPA process. The data and related modeling indicate that there should not be any adverse impact to local streams or related wildlife habitat, either directly or indirectly, and these data are being used to draft the EIS.

Community Engagement

Lithium Americas engaged with local stakeholders throughout the project definition and design process in a transparent consultation process.  Several open houses have been held since 2017, with the most recent in January and February 2020.  A Project Engagement Agreement with the local Fort McDermitt Tribe continues to be in place to ensure that tribal members are fully engaged and informed of the project, including employment and training opportunities prior to proposed construction and operations.

13

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2019

Great Basin Sagebrush Restoration Fund

The Great Basin Sagebrush Restoration Fund founded by Lithium Americas and the University of Nevada, Reno Foundation is now the largest research fund of its kind in the US. Progress continues in 2020 on developing innovative sagebrush restoration technologies including coated seeds, genetics and restoration modeling.

Winnemucca Office

In anticipation of construction commencing after receiving final permits and financing, a project office in Winnemucca was established in December 2019. The office is staffed full time by Lithium Nevada’s Community Relations Manager to respond to public questions about the project, including employment and contracting opportunities.

Employment

During the proposed two-year construction and commissioning period, it is anticipated that approximately 1,000 jobs would be created. Approximately 350 high-paying jobs are anticipated during Phase 1 operations. Northern Nevada has limited career opportunities, which emphasizes the potential for the Project to provide a positive impact on the local economy.

Scalability

The lithium deposit hosted in the McDermitt Caldera has been drilled extensively by Lithium Americas and heritage owners of the claims.

However, the full extent of the deposit has not been defined. To this end, Lithium Americas has also submitted a Plan of Operations for exploration in parallel to the Mine Plan of Operations. Approval of the exploration plan would allow Lithium Americas to explore other areas within Thacker Pass that have potential for lithium enriched sediments, including areas south of Highway 293 and areas east of the proposed pit (Figure 2).

Figure 2 – Thacker Pass Plan of Operations for Mining and Processing (blue) and Exploration (red).

14

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2019

Process Research Facility

Lithium Americas has successfully produced over 10,500 kg of high-quality lithium sulphate, the precursor for lithium hydroxide and lithium carbonate, at the Company’s process testing facility in Reno, Nevada.  Lithium sulphate has been sent to crystallization vendors to make battery quality lithium hydroxide samples and provide the process flow sheet, cost estimates and performance guarantees.

Additional mineralized material from the Thacker Pass deposit was collected in 2019 from numerous areas of the proposed pit. These samples, totaling approximately 60 tonnes of material, represent the various mined material types predicted to be encountered across the proposed pit area. The samples continue to be processed at the facility to optimize and further increase confidence in the flow sheet.

Feasibility Study

Building on the results of the NI 43-101 technical report on the pre-feasibility study for the Thacker Pass project, dated August 1, 2018, Lithium Americas is currently working with Sawtooth Mining LLC (exclusive mining contractor for Thacker Pass), TIC-The Industrial Company, a division of Kiewit Corporation, and professional services firms to produce a feasibility study. The Company is targeting a Phase 1 production capacity of approximately 20,000 tonnes per annum of battery-quality lithium hydroxide, in addition to approximately 2,000 tonnes per annum of battery-quality lithium carbonate. Lithium Americas expects to release a NI 43-101 feasibility study on Thacker Pass in mid-2020.

Financing Strategy

Lithium Americas continues to evaluate a variety of strategic financing options, including the possibility of a joint venture partner for the development of Phase 1 of Thacker Pass. The Company expects to begin a formal financing process in 2020, which will include the shipment of samples of lithium hydroxide to potential customers and partners.

Preliminary Feasibility Study (“PFS”)

On April 5, 2018 the Company updated the Measured and Indicated mineral resource at its Thacker Pass project to 6.0 million tonnes of LCE at 2,917 parts per million lithium (“ppm Li”) and the Inferred mineral resource to 2.3 million tonnes of LCE at 2,932 ppm Li.

On June 21, 2018 the Company announced the PFS results and on August 2, 2018 filed the PFS for its Thacker Pass lithium project. The PFS, prepared and approved by WorleyParsons Canada Inc., demonstrates a design capacity of 60,000 tonnes tpa of battery-grade Li2CO3 with initial production capacity of 30,000 tpa (“Phase 1”) and increasing to 60,000 tpa (“Phase 2”), with a life of mine (LOM) of 46 years. The PFS contemplates average LOM operating costs of $2,570/t of Li2CO3, net of credits from sulfuric acid and electricity sales. Initial capital costs, including a 19% contingency, are estimated at $581 million for Phase 1, and $478 million for Phase 2. Average annual EBITDA of $520 million ($246 million – Phase 1), after-tax NPV of $2.6 billion (at an 8% discount rate) and after-tax IRR of 29.3% are projected, assuming a price of $12,000/t for battery-grade Li2CO3.

The PFS for Thacker Pass, with effective date August 1, 2018, is available on the SEDAR website, www.sedar.com.

15

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2019

SELECTED FINANCIAL INFORMATION

Selected financial information in this section is presented in thousands of US dollars, shares and equity instruments in thousands, unless otherwise stated and except per share amounts.

Selected Annual Financial Information

The following table provides a brief summary of the Company’s financial operations for the year ended December 31, 2019 (“FY 2019”), December 31, 2018 (“FY 2018”), and December 31, 2017 (“FY 2017”).

For more detailed information, refer to the audited consolidated financial statements for the FY 2019, FY 2018, and FY 2017 which can be found on the SEDAR website (www.sedar.com).

	Years ended December 31,
	2019	2018	2017
	$	$	$
Expenses	(15,688)	(23,704)	(27,103)
Net income/(loss)	51,665	(28,267)	(32,932)
Total comprehensive income/(loss)	52,091	(32,446)	(30,922)
Income/(loss) per share - basic	0.58	(0.32)	(0.44)
Income/(loss) per share - diluted	0.56	(0.32)	(0.44)
Cash and cash equivalents	83,614	41,604	55,394
Total assets	293,799	103,939	113,491
Total long-term liabilities	(119,188)	(18,296)	(1,000)

Expenses decreased from 2018 to 2019, primarily due to $3,648 share of income in Joint Venture in 2019 versus $347 share of loss in Joint Venture in 2018, decreases in exploration expenditures (as result of the timing of Lithium Nevada project development activities), stock-based compensation and general and administrative expenses (primarily as a result of a reduction in legal expenses). The improvements in net income and total comprehensive income in 2019 are mainly a result of the gain on dilution of interest in Joint Venture which was recognized upon the closing of the Project Investment. Refer to the “Results of Operations – Year Ended December 31, 2019, compared to the Year Ended December 31, 2018,” section below.

16

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2019

In 2019, total assets increased primarily as a result of recognizing the Company’s 50% share ($52,495) of its joint operation’s cash, and the Company’s 50% share ($156,854) of its joint operation’s property, plant and equipment and other assets, partially offset by derecognition of the investment in Joint Venture and reduction of cash spent during the year. Cash and cash equivalents decreased in 2018 as a result of operating and investing activities, partially offset by cash provided by financing activities. Total long-term liabilities increased in 2019 primarily as a result of recognizing the Company’s share ($28,845) of its joint operation’s borrowings and drawdowns made during the year from the Company’s senior credit facility of $66,250. Total long-term liabilities increased in 2018 as a result of drawdowns from the Company’s senior credit facility.

In Q4 2019, the Company’s Board made a strategic decision to wind-up the organoclay business in an orderly fashion, including divestiture of its assets, as the organoclay business is non-core to the Company’s portfolio of lithium projects. Organoclay property, plant and equipment is classified as assets held for sale as at December 31, 2019, and the results from its operations have, together with restated comparatives, been presented as discontinued operations. Refer to section “Assets held for sale and discontinued operation” further below.

Quarterly Information

Selected consolidated financial information is presented as follows:

	2019				2018
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
	$	$	$	$	$	$	$	$
Total assets	293,799	292,134	164,876	139,748	103,939	108,105	103,868	107,866
Property, plant and equipment	158,924	137,202	6,803	6,866	5,423	17,488	17,730	17,859
Working capital	73,645	102,838	31,748	38,019	43,574	28,834	32,572	47,773
Total liabilities	134,178	127,393	89,790	60,260	21,657	14,616	5,553	3,093
Expenses	(5,341)	(3,265)	(4,936)	(2,146)	(5,152)	(6,157)	(7,052)	(5,343)
Net income/(loss) for the period	(6,176)	68,968	(6,654)	(4,473)	(9,618)	(7,433)	(6,649)	(4,567)
Basic income/(loss) per common share	(0.07)	0.77	(0.07)	(0.05)	(0.11)	(0.08)	(0.08)	(0.05)

Notes:

1.	Quarterly amounts added together may not equal to the total reported for the period due to rounding or reclassifications.
2.	Diluted income per share in Q3 2019 was $0.77, in other periods diluted loss per share equals basic loss per share.

Starting from Q3 2019, upon closing of the Project Investment, the Company accounts for its investment in Cauchari-Olaroz as a joint operation and recognizes its share of the assets, liabilities and results of the Cauchari-Olaroz project. This resulted in significant increases in total assets, property, plant and equipment, working capital and total liabilities.

Changes in the Company’s total assets are driven mainly by financings, transactions, increases in loans, contributions to the Joint Operation, expenses in the period and the Company’s share of increase of assets of the Joint Operation. In Q4 2019, property, plant and equipment increased as a result of the Company’s share of the increase of the Joint Operation’s capital expenditures. In Q3 2019, total assets increased primarily as a result of recognizing the Company’s 50% share of Minera Exar’s cash and cash equivalents of $73,730, property, plant and equipment of $130,553 and other assets. In Q2 2019 and Q1 2019, total assets increased primarily as a result of the $28,750 and $37,500, respectively, in loans made to Minera Exar which were funded by drawdowns from the senior credit facility, partially offset by the expenses incurred during those periods.

Changes in the Company’s working capital are driven by financings, transactions, equity contributions and loans made by the Company to Minera Exar, expenses in the period, and the Company’s share of changes in the Joint Operation’s working capital. In Q4 2019, working capital decreased primarily as a result of a decrease in the Joint Operation’s cash and cash equivalents spent on the project construction. In Q3 2019, working capital increased primarily as a result of recognizing the Company’s 50% share of Minera Exar’s cash and cash equivalents of $73,730 and other assets and liabilities. In Q4 2018, working capital increased primarily as a result of $25,000 in loans which were repaid by Minera Exar to the Company as part of the 2018 Transaction.

17

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2019

In Q3 2019, total liabilities increased primarily as a result of recognizing the Company’s share of the Joint Operation’s borrowings of $27,983.

The increase in the Company’s net loss in Q4 2018, was a result of the $11,580 impairment of Organoclay property, plant and equipment, which also decreased PP&E in the same quarter, and $974 in transaction costs, partially offset by a $6,104 gain on increase of interest in Joint Venture as a result of the 2018 Transaction.

Net income in Q3 2019 is primarily a result of a gain on closing of the Project Investment of $74,492.

Results of Operations – Year Ended December 31, 2019 Compared to the Year Ended December 31, 2018

The following table summarises the key items that resulted in the income for the year ended December 31, 2019 versus loss for the year ended December 31, 2018, as well as certain offsetting items:

Financial results	Years ended December 31		Change
	2019	2018
	$	$	$
Exploration expenditures	(8,525)	(10,015)	1,490
General and administrative expenses	(6,692)	(8,750)	2,058
Share of income/(loss) in Joint Venture	3,648	(347)	3,995
Stock-based compensation	(4,119)	(4,592)	473
Gain on dilution of interest in Joint Venture	74,492	-	74,492
Gain on increase of interest in Joint Venture	-	6,104	(6,104)
Transaction costs	(1,102)	(974)	(128)
Foreign exchange (loss)/gain	(326)	3,828	(4,154)
Finance costs	(2,928)	(343)	(2,585)
Finance and other income	855	1,267	(412)
Loss from discontinued operations	(2,193)	(14,445)	12,252
Withholding tax expense	(1,445)	-	(1,445)
Net Income/(Loss)	51,665	(28,267)	79,932

Net income for the year ended December 31, 2019 was $51,665 compared to net loss of $28,267 for the year ended December 31, 2018. Net income in 2019 is primarily a result of a gain on closing of the Project Investment of $74,492. Excluding this gain, the decrease in the net loss of $5,440 was mainly attributable to a share of income (versus loss during the year ended December 31, 2018) in Joint Venture, a decrease in loss from discontinued operations and decreases in exploration expenditures, stock-based compensation and general and administrative expenses, partially offset by a foreign exchange loss (versus gain during the year ended December 31, 2018), an increase in finance costs, withholding tax expense accrued in 2019 and a gain on increase of interest in Joint Venture recognized in 2018.

Expenses

Exploration expenditures during the year ended December 31, 2019 of $8,525 (2018 – $10,015) include expenditures incurred for the Thacker Pass project. The decrease in the Company’s exploration expenditures is mostly due to the timing and scheduling of expenditures on the Thacker Pass project.

Income from the Joint Venture during the year ended December 31, 2019 of $3,648 (2018 – loss of $347) mainly represents the Company’s share of the Exar Capital B.V. interest income on the loans to Minera Exar for the Cauchari-Olaroz project.

Stock-based compensation during the year ended December 31, 2019 of $4,119 (2018 - $4,592) is a non-cash expense and consists of the $239 (2018 - $3,165) estimated fair value of stock options, the $2,252 (2018 - $946) fair market value of RSUs and the $1,628 (2018 – $481) fair value of PSUs vested during the period. During the year ended December 31, 2019 the Company granted 135 DSUs to its directors. Higher stock-based compensation during the comparative period in 2018 was mainly due to the timing and the number of the new grants to the Company’s employees and officers.

18

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2019

Included in General and Administrative expenses during the year ended December 31, 2019 of $6,692 (2018 - $8,750) are:

-	Office and administrative expenses of $941 (2018 - $1,279) include insurance, IT, telephone, and other related expenses.
-

Professional fees of $955 (2018 - $1,218) consist of legal fees of $242 (2018 – $563), consulting fees of $447 (2018 - $391), public relations fees of $nil (2018 - $34), accounting fees of $260 (2018 - $230) and marketing fees of $6 (2018 - $nil). The decrease is due to the costs of listing the Company on the NYSE.

-	Salaries and benefits of $3,657 (2018 - $4,410) decreased due to the timing and the amount of bonus payments in the periods.
-	Regulatory and filing fees of $235 (2018 - $826) decreased due to the costs of listing the Company on the NYSE and filing of the base shelf prospectus in the comparative period of 2018.

Other Items

During the year ended December 31, 2019, the Company recognized a foreign exchange loss of $326 (2018 – gain of $3,828). The loss was due to the weakening of the US dollar against the Canadian dollar and the Argentinian peso against the US dollar. The Company holds most of its cash in US currency and borrows from its credit and loan facilities in US currency and during the year the Company’s cash balance was decreasing while borrowings were increasing. The Company recognizes its share of foreign exchange loss of Minera Exar due to revaluation of monetary balances in Argentinian pesos. Finance and other income during the year ended December 31, 2019, was $855 (2018 - $1,267) and includes interest income earned on the Company’s cash and cash equivalents and the Company’s share of interest income earned on loans to Minera Exar.

Estimated accrued foreign withholding taxes of $1,445 at December 31, 2019 (2018 - $0) are payable when interest from intercompany loans between the Company and its Joint Operation is received.

Results of Operations – Three Months Ended December 31, 2019 Compared to the Three Months Ended December 31, 2018

The following table summarizes the items that resulted in the decrease in net loss for the three months ended December 31, 2019 (Q4 2019) versus the three months ended December 31, 2018 (Q4 2018):

Financial results	Three months ended December 31,		Change
	2019	2018
	$	$	$
Exploration expenditures	(2,904)	(2,692)	(212)
General and administrative expenses	(1,403)	(1,666)	263
Share of loss in Joint Venture	-	(76)	76
Stock-based compensation	(1,034)	(719)	(315)
Gain on increase of interest in Joint Venture	-	6,104	(6,104)
Transaction costs	-	(974)	974
Foreign exchange gain	1,139	2,305	(1,166)
Finance costs	(202)	-	(202)
Finance and other income	514	55	459
Loss from discontinued operations	(841)	(11,955)	11,114
Withholding tax expense	(1,445)	-	(1,445)
Net Income/(Loss)	(6,176)	(9,618)	3,442

19

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2019

Net loss for the three months ended December 31, 2019, was $6,176 compared to a loss of $9,618 for the three months ended December 31, 2018. The decrease in net loss in Q4 2019 is primarily a result of an impairment charge on Organoclay property, plant and equipment (included in loss from discontinued operations) and transaction costs recorded in Q4 2018, partially offset by a gain on increase of interest in Minera Exar, as a result of the 2018 Transaction, the accrual of withholding tax expense in Q4 2019 and a decrease in foreign exchange gain in Q4 2019.

Expenses

Exploration expenditures in Q4 2019 of $2,904 (Q4 2018 – $2,692) include expenditures incurred for the Thacker Pass project. The increase in the Company’s exploration expenditures is mostly due to the timing and scheduling of expenditures on the Thacker Pass project.

Stock-based compensation in Q4 2019 of $1,034 (Q4 2018 - $719) is a non-cash expense and consists of the $nil (Q4 2018 - $273) estimated fair value of stock options, the $373 (Q4 2018 - $114) fair market value of RSUs, and the $661 (Q4 2018 – $331) fair value of PSUs vested during the period. In Q4 2019 the Company granted 36 DSUs to its directors (Q4 2018 - 27). Lower stock-based compensation during Q4 2019 was mainly due to the timing of the stock-based compensation awards to the Company’s employees and officers.

Included in General and Administrative expenses in Q4 2019 of $1,403 (Q4 2018 - $1,666) are:

-	Office and administrative expenses of $176 (Q4 2018 - $380) include insurance, IT, telephone, and other related expenses.
-

Professional fees of $233 (Q4 2018 - $302) consist of legal fees of $54 (Q4 2018 – $147), consulting fees of $146 (Q4 2018 - $94) and accounting fees of $33 (Q4 2018 - $61). The decrease in professional fees is due to the timing of expenses.

-

Salaries and benefits of $712 (Q4 2018 - $721) include compensation to the Company’s employees and directors’ fees. The decrease in salaries and benefits is mainly due to the timing and the amount of bonus payments in the periods.

-	Regulatory and filing fees were $32 (Q4 2018 - $58). The decrease is due to the costs of listing the Company on the NYSE and filing of the base shelf prospectus in the comparative period of 2018.

Other Items

The Company recognized in Q4 2019 a foreign exchange gain of $1,139 (Q4 2018 –$2,305). The gain was due to impact of the softening of the US dollar against the Canadian dollar on the Company’s borrowings (partially offset by the impact on cash) and the softening of the Argentinian peso against the US dollar. Other income in Q4 2019 was $514 (Q4 2018 - $55) and includes interest income earned on loans to Minera Exar and on the Company’s cash and cash equivalents.

ASSETS HELD FOR SALE AND DISCONTINUED OPERATION

In Q4 2019, the Company’s Board made a strategic decision to wind-up the organoclay business in an orderly fashion, including divesting of its assets, as the organoclay business is non-core to the Company’s portfolio of lithium projects.

Organoclay property, plant and equipment is classified as assets held for sale as at December 31, 2019, and is recognized at the lower of its carrying value and fair value less cost to sell.

20

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2019

The results from operations for organoclay have, together with restated comparatives, been presented as discontinued operations within the Consolidated Statements of Comprehensive Income/(Loss) and the Consolidated Statements of Cash Flows.

	Years Ended December 31,
	2019	2018
	$	$
ORGANOCLAY SALES	5,348	4,843
COST OF SALES		-
Production costs	(5,867)	(5,681)
Depreciation	(427)	(1,119)
Total cost of sales	(6,294)	(6,800)
GROSS LOSS	(946)	(1,957)

EXPENSES
Organoclay research and development	(281)	(578)
Impairment of Organoclay property, plant and equipment and write off of other assets	(393)	(11,580)
General, administrative and other	(573)	(330)
	(1,247)	(12,488)

NET LOSS FROM DISCONTINUED OPERATIONS	(2,193)	(14,445)

Net cash outflow from discontinued operations	(673)	(1,251)

Cash outflow from discontinued operations is included in cash flow from operating activities in the statements of cash flows. Discontinued operations have not generated or used cash in investing or financing activities.

LIQUIDITY AND CAPITAL RESOURCES

Cash Flow Highlights	Years ended December 31,
	2019 $	2018 $
Cash used in operating activities	(17,647)	(18,544)
Cash used in investing activities	(8,357)	(10,673)
Cash provided by financing activities	67,914	15,778
Effect of foreign exchange on cash	100	(351)
Change in cash and cash equivalents	42,010	(13,790)
Cash and cash equivalents - beginning of the year	41,604	55,394
Cash and cash equivalents - end of the year	83,614	41,604

As at December 31, 2019, the Company had cash and cash equivalents of $83,614 (including $52,495 representing the Company’s 50% share of the Joint Operation’s cash and cash equivalents) and working capital of $73,645 compared to cash and cash equivalents of $41,604 and working capital of $43,574 as at December 31, 2018.

On August 16, 2019, the Company closed the Project Investment, which resulted in Ganfeng and the Company each holding a 50% interest in Minera Exar. See discussion elsewhere herein.

In 2019, the Company drew down $66,250 of the $205,000 senior credit facility to fund the Company’s share of Cauchari-Olaroz project construction expenses and has additionally drawn down $12,000 subsequently to year end with $109,250 remaining undrawn. In February 2020, the Company drew down $22,200 from its $100,000 unsecured, limited recourse, subordinated loan facility to fund the Cauchari-Olaroz project, with $77,800 remaining undrawn under that credit facility and available for the Company’s general corporate purposes.

21

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2019

As part of the 2020 Cauchari Transaction Ganfeng has agreed to subscribe, through a wholly-owned subsidiary, for newly issued shares of Minera Exar, for cash consideration of $16,000, increasing its interest in the Cauchari-Olaroz project from 50% to 51%, with Lithium Americas holding the remaining 49% interest (each subject to the rights of JEMSE (the Government of Jujuy) to acquire an 8.5% interest in Minera Exar). In addition, Ganfeng Lithium has agreed to provide $40,000 to Exar Capital B.V. in non-interest-bearing loans, repayable in 2029 (subject to an additional one-year extension). Proceeds of the loans will be used to repay intercompany loans owing to Lithium Americas, with $20,000 to be paid on closing of the 2020 Cauchari Transaction and an additional $20,000 payable on August 1, 2020 (or such earlier date as the parties may agree).

The parties have also agreed to an interim funding structure that has been implemented pending receipt of regulatory approvals for the 2020 Cauchari Transaction, in order to maintain continuity of project funding, by which Lithium Americas draws down funds under its loan facilities (the senior credit facility with Ganfeng and Bangchak and the unsecured, limited recourse subordinated loan facility with Ganfeng) and “onloans” those funds to Minera Exar, with Ganfeng Lithium providing contributions to achieve its correct proportionate share of funding upon securing regulatory approval. The Company drew down $22,200 from its unsecured, limited recourse subordinated loan facility subsequent to year end pursuant to this interim funding structure.

Lithium Americas’ share of Minera Exar’s construction costs is expected to be fully-funded with $187,050 still available under the Company’s credit and loan facilities as at the date of this MD&A. Minera Exar expects to fund the remaining costs to production with capital contributions and loans from Lithium Americas and Ganfeng, including Minera Exar’s remaining proceeds from the $160,000 Project Investment and the $16,000 in proceeds which Minera Exar will receive upon closing of the 2020 Cauchari Transaction. Thacker Pass project permitting and DFS costs are expected to be funded from available cash on hand. The Company is exploring financing options, including the possibility of a joint venture partner at Thacker Pass. Proceeds from closing the 2020 Cauchari Transaction are expected to provide the Company with sufficient financial resources to fund Thacker Pass and general and administrative expenditures until financing for the construction of the Thacker Pass project is obtained or for at least the next eighteen to twenty-four months.

The timing and the amount of Lithium Nevada expenditures are within the control of the Company due to its direct and sole ownership.  Pursuant to the agreements governing the Joint Operation on the Cauchari-Olaroz project, decisions regarding capital and operating budgets for that project require agreement between LAC and its Joint Operation partner, Ganfeng.

During Q2 2019, Lithium Nevada entered into a mine design, consulting and mining operations agreement with a mining contractor on its Thacker Pass project. The mining contractor will provide Lithium Nevada i) $3,500 in seven consecutive equal quarterly instalments (of which $1,500 has already been received) and ii) engineering services related primarily to mine design and permitting. During construction, the mining contractor has agreed to provide initial funding for up to $50,000 to procure all mobile mining equipment required for Phase 1 operations. See discussion in Note 12 to the Company’s audited consolidated financial statements for the year ended December 31, 2019.

The Company’s projects are in the development stage and as a result, it does not generate revenues from operations. The Company’s capital resources are determined by the status of the Company’s projects, and its ability to compete for investor support of its projects. The Company’s access to future financing is always uncertain. There can be no assurance that the Company will be successful in having continued access to significant equity and/or debt funding. Except as disclosed, the Company does not know of any trends, demands, commitments, events or uncertainties that will result in, or that are reasonably likely to result in, its liquidity and capital resources either materially increasing or decreasing at present or in the foreseeable future. The Company does not engage in currency hedging to offset any risk of currency fluctuations.

As at September 30, 2019 the Company had cash and cash equivalents of $108,152, including the Company’s 50% share ($73,730) of the Joint Operation’s cash and cash equivalents of $147,460. In Q4 2019, cash and cash equivalents decreased by $24,538, predominantly as a result of the Company’s 50% share ($21,235) of the funds spent by Minera Exar on construction of the Cauchari-Olaroz project and $3,303 spent by the Company on exploration and other expenditures.

22

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2019

Operating Activities

Cash used in operating activities during the year ended December 31, 2019, was $17,647 compared to $18,544 during the year ended December 31, 2018. The significant components of operating activities are discussed in the Results of Operations section.

Investing Activities

Investing activities used net cash of $8,357 during the year ended December 31, 2019, compared to $10,673 of net cash used in investing activities during the year ended December 31, 2018. During the year ended December 31, 2019, the Company recognized its 50% share of the cash and cash equivalents of Minera Exar, in the amount of $79,984, upon the closing of the Project Investment in August 2019 and its 50% share of the capital expenditures on the Cauchari-Olaroz project, as additions to property, plant and equipment, in the amount of $29,290. During the year ended December 31, 2019, the Company advanced $67,269 to Minera Exar as contributions and loans (2018 - $35,337). The advances and loans are used by Minera Exar for mining exploration, construction and development purposes. Upon closing of the Project Investment Minera Exar repaid $8,778 in loans and accrued interest to the Company (2018 - $25,000). During the year ended December 31, 2018, $1,666 of an escrow deposit made pursuant to the joint venture agreement with SQM POTASIO S.A., who was the Company’s original partner in the Joint Venture, was released. The remaining cash used in investing activities was for the additions to exploration and evaluation assets of $560 (2018 - $1,416).

Financing Activities

Credit Facility

During the year ended December 31, 2019, the Company received $66,250 from its drawdowns of the $205,000 senior credit facility (the “Credit Facility”). Total drawn under the Credit Facility as at December 31, 2019, was $83,750. The Credit Facility has a term of six years from August 8, 2018, with an interest rate of 8.0% for the first three years that increases to 8.5% in year four, 9.0% in year five and 9.5% in year six. The repayment of the Credit Facility must start on August 8, 2022, being the fourth anniversary of the first drawdown date, from 75% of Minera Exar’s Free Cash Flow (as defined in the credit facility agreement). As security for the Credit Facility, the Company granted to the lenders a first priority security interest in all assets except those that represent its ownership interest in the Cauchari-Olaroz Project.

In Q3 2019 upon closing of the Project Investment, Bangchak committed to provide up to $50,000 of additional debt financing (subject to consent of Ganfeng) on substantially the same terms as the Company’s existing Credit Facility. For more information, please see discussion below under “Related Party Transactions”.

Limited Recourse Loan Facility

In October 2018, in connection with the 2018 Transaction, Ganfeng provided Lithium Americas with a new $100,000 unsecured, limited recourse, subordinated loan facility (the “Limited Recourse Loan Facility”), repayable from 50% of Minera Exar’s cash flows and bearing an interest rate of 1-month LIBOR plus 5.5% (subject to an aggregate maximum per annum rate of 10%). The Company has made $22,200 in drawdowns on this loan facility in February 2020.

Other

During the year ended December 31, 2019, the Company received $1,500 as part of the agreement with a mining contractor for the Thacker Pass project.

During the year ended December 31, 2018, the Company paid $1,550 of debt financing and transaction costs relating to the 2017 Bangchak and Ganfeng financings.

23

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2019

CURRENT SHARE DATA

As at the date of this MD&A, the Company has 89,964,604 Common Shares issued and outstanding, 2,385,355 RSUs, 228,004 DSUs, 3,584,500 stock options, and 1,010,049 PSUs. Each of the classes of convertible securities is convertible to Common Shares on a one-for-one basis, except for PSUs. The number of shares issued upon vesting of PSUs depends on the performance of the Company’s shares compared to a prescribed peer group of companies and can vary from zero to up to two times the number of PSUs granted.

RELATED PARTY TRANSACTIONS

Minera Exar, entered into the following transactions with companies controlled by the family of its President, who is also a director of the Company:

-

Los Boros Option Agreement, entered into with Grupo Minero Los Boros on March 28, 2016, for the transfer to Minera Exar of title to certain mining properties that comprised a portion of the Cauchari-Olaroz project (refer to Note 5 of the Company’s audited 2019 consolidated financial statements filed on SEDAR).

-	Construction services contract for the Cauchari-Olaroz project with Magna Construcciones S.R.L., the Company’s 50% share of which was $1,594 during the year December 31, 2019.

During the year ended December 31, 2019, the Company’s 50% share of director’s fees paid by Minera Exar to its President, who is also a director of the Company, was $37 (2018 - $38).

There were no contractual or other commitments arising from the related party transactions described above in this section. The amounts due to related parties arising from the above transactions are unsecured, non-interest bearing and have no specific terms of payment.

In consideration for Bangchak (a related party of the Company, by virtue of its position as a shareholder and a lender under the $205 million senior credit facility) providing its consent to the Project Investment, following the Company’s approval of the expansion of the stated production capacity of Cauchari-Olaroz from its current targeted production of 25,000 tpa to 40,000 tpa, and entry into an amended off-take agreement with Bangchak, the Company provided incremental off-take rights in favour of Bangchak to acquire up to an additional 3,500 tpa of lithium carbonate, up to an aggregate maximum of 6,000 tpa of lithium carbonate (at a 40,000 tpa project capacity) at market prices. In addition, the consent includes a commitment from Bangchak to provide up to $50 million of additional debt financing on substantially the same terms as the Company’s existing senior credit facility, however with the proceeds of such financing available for a broader purpose.

Should the Company elect to pursue this additional debt financing in the future, such financing will be subject to negotiation of definitive documentation and consent of the Company’s other lender, Ganfeng, under its senior credit and subordinated loan agreements. There can be no assurances that the Company will be able to realize on such additional debt financing, including the terms and timing thereof.

Transactions with Ganfeng, a related party of the Company by virtue of its position as a shareholder and a lender to the Company, are disclosed in Notes 5, 8 and 19 to the Company’s 2019 audited consolidated financial statements filed on SEDAR.

Compensation of Key Management

Key management includes the directors of the Company and the executive management team.

24

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2019

The remuneration of directors and members of the executive management team was as follows:

	For the years ended December 31,
	2019 $	2018 $
Stock-based compensation	2,731	2,410
Salaries, benefits and directors' fees included in general and administrative expenses	2,565	2,636
Salaries and benefits included in exploration expenditures	369	547
Salaries and benefits capitalized to Investment in the Joint Venture	504	812
Salaries and benefits capitalized to PP&E	204	-
	6,373	6,405

Amounts due to directors and executive team were as follows:

	As at December 31,	As at December 31,
	2019 $	2018 $
Total due to directors and executive team	357	164

There were no contractual or other commitments arising from the related party transactions.  The amounts due to related parties are unsecured, non-interest bearing and have no specific terms of payment.

CONTRACTUAL OBLIGATIONS

As at December 31, 2019, the Company had the following contractual obligations (in USD thousands, undiscounted):

		Years ending December 31,
	2020	2021	2022 and later	Total
	$	$	$	$
Credit facility¹	6,707	6,693	110,038	123,438
Joint Operation borrowings¹	-	-	59,761	59,761
Accounts payable and accrued liabilities	11,879	-	-	11,879
Obligations under office leases¹	298	172	540	1,010
Other obligations¹	229	228	8,219	8,676
Total	19,113	7,093	178,558	204,764

¹ Credit facility, Joint Operation borrowings, Obligations under office leases and Other obligations include principal and interest/finance charges.

The Company`s other obligations and commitments related to construction activities, royalties, option payments and annual fees to the aboriginal communities are disclosed in Note 5 of the Company’s 2019 audited consolidated financial statements and most of them will only be incurred if and when the Company continues to hold the subject property or starts production. After giving effect to drawdowns made during the year ended December 31, 2019, and subsequently to the year end, the Company has $187.0 million of undrawn credit facilities available to finance its share of the capital costs of the Joint Operation.

FINANCIAL INSTRUMENTS

Financial assets and liabilities are recognized when the Company becomes a party to the contractual provisions of the instrument.  Financial assets are derecognized when the rights to receive cash flows from the assets have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership.

25

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2019

All of the Company’s financial instruments are classified into financial assets and liabilities measured at amortized cost. All financial instruments are initially measured in the statement of financial position at fair value plus transaction costs that are directly attributable to the acquisition or issue of the financial asset or financial liability.

Financial assets are measured at amortized cost if they are held for the collection of contractual cash flows where those cash flows solely represent payments of principal and interest. The Company’s intent is to hold these financial assets in order to collect contractual cash flows and the contractual terms give rise to cash flows on specified dates that are solely payments of principal and interest on the principal amount outstanding. All of the Company’s financial assets fall under this category.

The Company assesses on a forward-looking basis the expected credit losses associated with its financial assets carried at amortized cost and fair value through OCI. The impairment methodology applied depends on whether there has been a significant increase in credit risk. For trade receivables, the Company applies the simplified approach permitted by IFRS 9, Financial Instruments, which requires expected lifetime losses to be recognised from initial recognition of the receivables.

The Company and its subsidiaries, including its joint operation Minera Exar, may from time to time make short-term investments into Argentinian government securities, financial instruments guaranteed by Argentinian banks and other Argentine securities. These investments may or may not realize short term gains or losses.

For additional details about the Company’s financial instruments please refer to the Note 16 “Financial instruments” of the Company’s 2019 audited consolidated financial statements available on SEDAR.

OFF-BALANCE SHEET ARRANGEMENTS

The Company’s off-balance sheet arrangements related to the exploration and evaluation assets are disclosed in Notes 5 and 7 of the Company’s consolidated financial statements for the year ended December 31, 2019.  The Company’s reclamation bond arrangement is disclosed below.

DECOMMISSIONING PROVISION AND RECLAMATION BOND

The carrying value of the liability for decommissioning provision that arose to date as a result of exploration activities is $316 for the Thacker Pass project as at December 31, 2019. The Company’s $1,008 reclamation bond payable to the Bureau of Land Management was guaranteed by a third-party insurance company upon the issuance of Lithium Nevada sedimentary mine project permit to the Company in 2014. The bond guarantee is renewed annually and secured by the Company’s $150 restricted cash.

The Company’s 50% share of the Minera Exar liability for decommissioning provision that arose to date as a result of construction activities is $317 as at December 31, 2019.

SIGNIFICANT ACCOUNTING POLICIES

Critical Accounting Estimates and Judgments

Significant areas where judgment is applied, apart from those involving estimations, are:

Joint Arrangements

If a company is a party to an arrangement over which it does not have sole control, judgment is required in determining whether joint control over this arrangement exists and, if so, which parties have joint control and whether an arrangement is a joint venture or joint operation. In assessing whether joint control exists, the Company analyzes the activities of each arrangement and determines which activities most significantly affect the returns of the arrangement over its life. These activities are determined to be the relevant activities of the arrangement. If unanimous consent is required over the decisions about the relevant activities, the parties whose consent is required would have joint control over the arrangement. The judgments around which activities are considered the relevant

26

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2019

activities of the arrangement are subject to analysis by each of the parties to the arrangement and may be interpreted differently. When performing this assessment, the Company generally considers decisions about activities such as managing the asset while it is being designed, developed and constructed, during its operating life and during the closure period. The Company may also consider other activities including the approval of budgets, expansion and disposition of assets, financing, significant operating and capital expenditures, appointment of key management personnel, representation on the board of directors and other items. When circumstances or contractual terms change, the Company reassesses the control group and the relevant activities of the arrangement.

If a company has joint control over the arrangement, an assessment of whether the arrangement is a joint venture or joint operation is required. This assessment is based on whether a company has rights to the assets and obligations for the liabilities relating to the arrangement or whether a company has rights to the net assets of the arrangement. In making this determination, the Company reviews the legal form of the arrangement, the terms of the contractual arrangement and other facts and circumstances. In a situation where the legal form and the terms of the contractual arrangement do not give the Company rights to the assets and obligations for the liabilities, an assessment of other facts and circumstances is required, including whether the activities of the arrangement are primarily designed for the provision of output to the parties and whether the parties are substantially the only source of cash flows contributing to the arrangement. The consideration of other facts and circumstances may result in the conclusion that a joint arrangement is a joint operation. This conclusion requires judgment and is specific to each arrangement.

On closing of the Project Investment (as defined in Note 5 to the Company’s 2019 audited consolidated financial statements) Lithium Americas and Ganfeng implemented certain amendments to the Shareholders Agreement governing the Cauchari-Olaroz joint arrangement, including the provision of equal representation on the Minera Exar board of directors and the Management Committee governing the project and an obligation to purchase all of the output of Minera Exar at market price.

Other facts and circumstances have led the Company to conclude that upon closing of the Project Investment, Minera Exar and Exar Capital B.V. are a joint operation for the purposes of the Company’s consolidated financial statements. The other facts and circumstances considered include the provision of output to the parties of the joint arrangement, agreement by the Company and Ganfeng to fund the construction of the project, jointly control the project’s budget, be the sole source of funding for Minera Exar, and distribute the project’s free cash flow (as defined in the Shareholders’ Agreement) upon commencement of commercial production. For Minera Exar, the Company and Ganfeng will take their share of the output from the assets directly over the life of the arrangement. Exar Capital B.V. is subject to the same constraints and controls as Minera Exar.

Prior to closing of the Project Investment, Minera Exar and Exar Capital B.V. were accounted for as a Joint Venture under the equity method. The accounting treatment for these entities may be reassessed in 2020 if the proposed transaction with Ganfeng, which was announced on February 7, 2020, is closed.

Impairment of exploration and evaluation assets

The application of the Company’s accounting policy for impairment of exploration and evaluation assets requires judgment to determine whether indicators of impairment exist including information such as, the period for which the Company has the right to explore including expected renewals, whether substantive expenditures on further exploration and evaluation of resource properties are budgeted and evaluation of the results of exploration and evaluation activities up to the reporting date. Management has performed an impairment indicators assessment on the Company’s exploration and evaluation assets and has concluded that no impairment indicators exist as of December 31, 2019.

Impairment of the Company’s share of the Joint Operation’s property, plant and equipment

The application of the Company’s accounting policy for the impairment assessment of its share of the Joint Operation’s property, plant and equipment requires judgment to determine whether indicators of impairment exist. A review of impairment indicators is performed at the Joint Operation’s level and includes consideration of both external and internal sources of information, including factors such as market and economic conditions, taxation, prices and forecasts, capital expenditure requirements, future operating costs and production volumes. Management has performed an assessment and concluded that no impairment indicators exist as of December 31, 2019.

27

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2019

Functional currency

Items included in the financial statements of each of the Company’s subsidiaries and the Joint Venture are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). Effective January 1, 2018, the functional currency of Minera Exar was changed from the Argentine peso to the US dollar as a result of the start of significant construction activities, denominated mainly in US dollars, adoption of the construction budget and in anticipation of the US dollar denominated indebtedness to be undertaken by Minera Exar in 2018 to finance the construction.

Accounting Policies

Joint Arrangements

A joint arrangement is defined as one over which two or more parties have joint control, which is the contractually agreed sharing of control over an arrangement. This exists only when the decisions about the relevant activities (being those that significantly affect the returns of the arrangement) require the unanimous consent of the parties sharing control. There are two types of joint arrangements: joint operations and joint ventures.

A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the assets and are the only source of funding the liabilities relating to the arrangement. In relation to the Company’s interest in the joint operation, the Company recognizes its share of any assets, liabilities, revenues and expenses of the joint operation.

A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the joint venture. Investments in joint ventures are accounted for using the equity method. On acquisition, an equity method investment is initially recognized at cost. The carrying amount of equity method investments includes goodwill identified on acquisition, net of any accumulated impairment losses. The carrying amount is adjusted by the Company’s share of post-acquisition net income or loss; depreciation, amortization or impairment of the fair value adjustments made on the underlying balance sheet at the date of acquisition; dividends; cash contributions; and the Company’s share of post-acquisition movements in Other Comprehensive Income (“OCI”).

Exploration and Evaluation Assets

Exploration expenditures not including the acquisition costs and claim maintenance costs are expensed until the establishment of technical feasibility and commercial viability based on a combination of the following factors:

•	The extent to which mineral reserves or mineral resources as defined in NI 43-101 have been identified through a feasibility study or similar document;
•	The status of environmental permits; and
•	The status of mining leases or permits.

Costs incurred relating to the acquisition and claim maintenance of mineral properties, including option payments and annual fees to maintain the property in good standing, are capitalized and deferred by property until the project to which they relate is sold, abandoned, impaired or placed into production.  After recognition, the Company uses the cost model for exploration and evaluation assets.

The Company assesses its exploration and evaluation assets for indications of impairment on each balance sheet date and when events and circumstances indicate a risk of impairment.  A property is written down or written off when the Company determines that an impairment of value has occurred or when exploration results indicate that no further work is warranted. Exploration and evaluation assets are tested for impairment immediately prior to reclassification to mineral property development costs.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, these procedures do not guarantee the Company’s title.  Such properties may be subject to prior agreements or transfers, or title may be affected by undetected defects.

28

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2019

Property, Plant and Equipment

On initial recognition, property, plant and equipment are valued at cost. Cost includes the purchase price and directly attributable cost of acquisition or construction required to bring the asset to the location and condition necessary to be capable of operating in the manner intended by the Company, including appropriate borrowing costs.  During the development and commissioning phase, pre-production expenditures, net of incidental proceeds from sales during this period, are capitalized to the asset under construction and equipment. Capitalization of costs incurred ceases when commercial production commences in the manner intended by management.  The Company applies judgment in its assessment of when the asset is capable of operating in the manner intended by management.

Property, plant and equipment are subsequently measured at cost less accumulated depreciation, less any accumulated impairment losses, with the exception of land which is not depreciated.  When parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items or major components.

Property, plant and equipment that are currently in use are depreciated as follows:

•	Process testing facility equipment included in “Equipment and machinery” – straight-line basis over the estimated useful life of 10 years;
•	Office equipment included in “Other” – declining balance method at 20% annual rate; and
•	Other equipment included in “Other” – straight-line basis over the estimated useful life of 7-15 years.

The assets’ residual values, useful lives and depreciation methods are reviewed and adjusted, if appropriate, at each financial year-end.  The gain or loss arising on the disposal of an item of property, plant and equipment is determined as the difference between the sale proceeds and the carrying amount of the asset and is recognized in profit and loss.

Impairment of Property, Plant and Equipment

Property, plant and equipment are assessed for impairment indicators at each reporting date or when an impairment indicator arises if not at a reporting date. Impairment indicators are evaluated and, if considered necessary, an impairment assessment is carried out.  If an impairment loss is identified, it is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount.  The recoverable amount is the higher of an asset’s fair value less cost of disposal and value in use.

Fair value is determined as the amount that would be obtained from the sale of the asset in an arm’s length transaction between knowledgeable and willing parties. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.  For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units).  These are typically individual mines, plants or development projects.

Where the factors which resulted in an impairment loss subsequently reverse, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, but to an amount that does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years.  A reversal of an impairment loss is recognized immediately in profit or loss.

Stock-Based Compensation

From time to time the Company grants stock options to buy common shares of the Company to directors, officers, employees and service providers.  The fair value of stock options granted by the Company is treated as compensation costs in accordance with IFRS 2, Share-based Payment.  These costs are charged to the statement of comprehensive (loss)/income over the stock option vesting period.

29

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2019

Each tranche in an award is considered a separate award with its own vesting period and grant date fair value.  Fair value of each tranche is measured at the date of grant using the Black-Scholes option pricing model.  Compensation expense is recognized over the tranche’s vesting period based on the number of awards expected to vest, by increasing contributed surplus.  The number of awards expected to vest is reviewed at least annually with any impact being recognized immediately. Where equity instruments are granted to non-employees, they are recorded at the fair value of the goods or services received in the statement of comprehensive (loss)/income, unless they are related to the issuance of shares.  Amounts related to the issuance of shares are recorded as a reduction of share capital.  When the value of goods or services received in exchange for the share-based payment cannot be reliably estimated, the fair value is measured by use of a valuation model.

The Company’s equity incentive plan also allows the grant of restricted share units, performance share units and deferred share units. The cost of equity-settled payment arrangements is recorded based on the estimated fair value at the grant date and charged to earnings over the vesting period.

NEW ACCOUNTING STANDARDS AND RECENT PRONOUNCEMENTS

Newly adopted accounting standards and amendments

Leases

The following significant accounting policy was amended as a result of the adoption of IFRS 16, Leases (IFRS 16). The Company adopted IFRS 16 as at January 1, 2019 in accordance with the transitional provisions outlined in the standard, using a cumulative catch-up approach where the leases were recorded from that date forward and comparative information was not restated. The reclassifications and the adjustments arising from the new leasing rules are therefore recognized in the opening balance sheet on January 1, 2019. The Company recorded right-of-use assets of $296 within property, plant and equipment, measured at either an amount equal to the lease liability or their carrying amount as if IFRS 16 had been applied since the commencement date, discounted using the Company’s incremental borrowing rate on January 1, 2019. As a result, the Company recorded lease liabilities of $296 as at January 1, 2019.

As part of the initial application of IFRS 16 the Company elected to apply the following practical expedients:

•	the previous determination of whether a contract is, or contains, a lease pursuant to IAS 17 and IFRIC 4 has been maintained for existing contracts;
•	not recognize a right-of-use asset or lease liability for leases where the lease term ends within 12 months of the date of initial application;
•	rely on the Company’s assessment of whether leases are onerous contracts as an alternative to an impairment review;
•	exclude initial direct costs from the right-of-use asset; and
•	use hindsight when assessing the lease term.

The weighted average incremental borrowing rate for lease liabilities initially recognized as of January 1, 2019 was 5% per annum.

Accounting policy for leases, disclosed earlier in this section, has been applied as of January 1, 2019 on adoption of IFRS 16.

RISKS AND UNCERTAINTIES

The Company’s operations and results are subject to a number of different risks at any given time.  These factors include but are not limited to risks regarding exploration, additional financing, project delay, titles to properties, price fluctuations and share price volatility, operating hazards, insurable risks and limitations of insurance, management, foreign country and regulatory requirements, currency fluctuations and environmental regulations risks.  Exploration

30

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2019

for mineral resources involves a high degree of risk.  The cost of conducting programs may be substantial and the likelihood of success is difficult to assess. The Company seeks to counter this risk as much as possible by selecting exploration areas on the basis of their recognized geological potential to host economic deposits.

A summary of the Company’s financial instruments risk exposure is provided in Note 16 of the Company’s December 31, 2019 audited consolidated financial statements.

The following are risk factors that the Company’s management believes are most important in the context of the Company’s business.  It should be noted that this list is not exhaustive and that other risk factors may apply.  Additional risks are disclosed in the Company’s AIF, which is available on SEDAR at www.sedar.com.

Risks related to resource development

Risks to commencement of commercial production at the Cauchari-Olaroz project

LAC and Ganfeng continue to actively work through Minera Exar to advance construction, procurement and engineering at the Cauchari-Olaroz project with the goal of producing the highest quality battery grade lithium carbonate.  Construction activities at the Cauchari-Olaroz project are believed by management to be on schedule to complete by early 2021.  Nevertheless, there is a risk that construction does not complete in early 2021 as planned.  It is common in new mining operations to experience unexpected costs, problems and delays during construction, development and mine start-up.  Most, if not all, projects of this kind suffer delays in construction, start-up and commissioning due to numerous factors, including late delivery of components, the inadequate availability of skilled labour and mining equipment, adverse weather or equipment failures, delays in delivery of funding, the rate at which expenditures are incurred, delays in construction schedules, and delays in obtaining the required permits or consents.  Many of these risks are described in further detail in other risk factors set forth below.  Any of these factors could result in changes to economic returns, cash flow estimates of the project and have other negative financial implications.  There is no assurance that the Cauchari-Olaroz project will ever be brought into commercial production or that its activities will result in profitable mining operations.  If the Company is unable to develop the Cauchari-Olaroz project into a commercial operating mine, its business and financial condition will be materially adversely affected.

Thacker Pass project may not be developed as planned.

The Company has substantial additional steps to undertake in order for the Thacker Pass project to become a commercially viable mine.  Whether a mineral deposit will be commercially viable depends on numerous factors, including: (i) the particular attributes of the deposit, such as size, grade and proximity to infrastructure; (ii) commodity prices, which are highly cyclical; and (iii) government permitting and regulations.  The Company expects to release a definitive feasibility study by mid-2020 with a revised “Phase 1” production capacity of 20,000 tpa of battery-quality lithium hydroxide and 2,000 tpa of battery-quality lithium carbonate, which represents a substantive change from the current mine plan.  Even if the feasibility study identifies a commercially viable project, there are numerous additional factors that can impact the development, including availability of permitting, terms and availability of financing, cost overruns and delays in development and many other factors.  The Thacker Pass project is also subject to the development and operational risks described elsewhere in the Company’s AIF.  Accordingly, there can be no assurance that the Company will ever develop the Thacker Pass project.  If the Company is unable to develop the Thacker Pass project into a commercial operating mine, its business and financial condition will be materially adversely affected.

Market prices for key end-use products will greatly affect the value of the Company and the ability of the Company to develop the Cauchari-Olaroz project and the Thacker Pass project.

The ability of the Company to develop the Cauchari-Olaroz project and the Thacker Pass project will be significantly affected by changes in the market price of lithium-based end products, such as lithium carbonate and lithium hydroxide. The market price of these products fluctuates widely and is affected by numerous factors beyond LAC’s control, including world supply and demand, pricing characteristics for alternate energy sources such as oil and gas, the level of interest rates, the rate of inflation and the stability of currency exchange rates. Such external economic factors are influenced by changes in international investment patterns, various political developments and macro-economic circumstances. In addition, the price of lithium products is determined by their purity and performance. The Company may not be able to effectively mitigate against such fluctuations. A fluctuation in these

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LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2019

product prices may affect the value of the Company and the potential value of its properties. In addition, as a key component to the mine plan and financial performance of the Thacker Pass project is the sale of power produced from the proposed sulfuric acid plant, operational pricing and sales of such power will also have an effect on Thacker Pass project economics.

There are risks associated with co-ownership arrangements.

The Company and Ganfeng share ownership of the Cauchari-Olaroz project.  This arrangement is subject to the risks normally associated with the conduct of co-ownership structures. The existence or occurrence of one or more of the following circumstances and events could have a material adverse impact on the Company and the viability of its interest in Minera Exar, the ~~joint venture~~ holding company that owns the Cauchari-Olaroz project (and in Exar Capital B.V., the company through which the Company and Ganfeng have agreed to fund the Cauchari-Olaroz project), which could have a material adverse impact on the Company’s business prospects, results of operations and financial condition: (i) disagreements with Ganfeng on how to conduct development and operations; (ii) inability of the parties to meet their obligations under the relevant agreements or to third parties; and (iii) disputes or litigation between the parties regarding budgets, development activities, reporting requirements and other matters.  Moreover, upon completion of the 2020 Cauchari Transaction, LAC will hold a minority interest in the Cauchari-Olaroz project.  LAC has negotiated for fulsome minority protections to be included such that various significant business decisions will require its consent.  Nevertheless, there may be circumstances where Ganfeng will be able to direct operations over the objections of LAC.  Finally, the interests of the parties will be further adjusted at such time as the interest of JEMSE is reflected in the project ownership pursuant to the JEMSE letter of intent, which will increase the potential risks relating to co-ownership arrangements on the Cauchari-Olaroz project.

There is risk to the growth of lithium markets.

The development of lithium operations at the Cauchari-Olaroz project and the Thacker Pass project is almost entirely dependent on the adoption of lithium-ion batteries for electric vehicles and other large format batteries that currently have limited market share and whose projected adoption rates are not assured. To the extent that such markets do not develop in the manner contemplated by the Company, then the long-term growth in the market for lithium products will be adversely affected, which would inhibit the potential for development of the projects, their potential commercial viability and would otherwise have a negative effect on the business and financial condition of the Company.

There is a risk that LAC will not obtain required government permits and operations will be limited by government-imposed limitations.

Government regulations relating to mineral rights tenure, permission to disturb areas and the right to operate can adversely affect LAC. The Company may not be able to obtain all necessary licenses and permits that may be required to carry out exploration or mining at the Cauchari-Olaroz project and the Thacker Pass project, in each case, as the Company’s development plans for the projects evolve. Obtaining the necessary governmental permits is a complex, time‐consuming and costly process. The duration and success of efforts to obtain permits are contingent upon many variables not within the Company’s control.  LAC holds permits to construct and operate the Cauchari-Olaroz project at a production rate of 25,000 tpa of battery-quality lithium carbonate.  LAC submitted an update to these permits in August 2019 to expand the initial production at the Cauchari-Olaroz project to 40,000 tpa of battery-quality lithium carbonate.  This update includes supplementary environmental studies and information collected during the previous two years as well as changes to the Cauchari-Olaroz project description to reflect the current development plan and increased production capacity.  LAC will need to obtain approval from regulatory authorities in Argentina to increase production to 40,000 tpa of battery-quality lithium carbonate.  Similarly, any further amendments to the mine plan or an increase in production would need to be approved by regulatory authorities in Argentina.

The permitting process at the Thacker Pass project remains in process.  LAC filed its final Mine Plan of Operations for the Thacker Pass project in August 2019 and that plan was accepted by the BLM in September 2019.  The Mine Plan of Operations includes production of battery-grade lithium hydroxide, lithium carbonate, lithium metal (up to 60,000 tpa of lithium carbonate equivalent) and battery manufacturing at the Thacker Pass project.  This was followed by the publication of the NOI to prepare an Environmental Impact Statement in January 2020 in the federal register.  The NOI formally commences the Environmental Impact Statement process by the BLM, which is a twelve-month process and is scheduled to include the BLM’s Record of Decision, representing the BLM’s final decision on

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LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2019

the Company’s application for an approved Mine Plan of Operations.  There can be no assurance that all necessary approvals and permits will be obtained on a timely basis, or at all, and, if obtained, that the costs involved will not exceed the Company’s prior estimates. It is possible that the costs and delays associated with the compliance with such standards and regulations could become such that the Company would not proceed with the development of the Cauchari-Olaroz project or the Thacker Pass project.

There are also habitat conservation laws that affect the Thacker Pass project.  In 2015, the U.S Fish and Wildlife Service determined not to list the Greater Sage-grouse under the Endangered Species Act. The BLM does consider the Greater Sage-grouse to be a special status species, and the BLM is taking steps to conserve Greater Sage-grouse habitat.  BLM has designated lands involving the Thacker Pass project as a Greater Sage-grouse Priority Habitat Management Area (PHMA) for containing quality Greater Sage-grouse habitat.  Public lands immediately north of the Thacker Pass area were withdrawn temporarily from mineral entry in 2015, pending further review. On October 11, 2017, BLM published a notice stating that the mineral-entry withdrawal had expired. At the same time, BLM published notice that it intended to consider amending the land use plan amendment adopted in 2015 and initiated a public comment period.

Lands involving the Thacker Pass project are currently governed by the 2015 BLM Winnemucca District Resource Management Plan and the 2015 BLM ARMP for Nevada and Northeastern California. In late 2018, an Approved Resource Management Plan Amendment and related EIS were finalized and are pending final decision.  The stated objectives of the ARMP Amendment, which would supersede the 2015 Approved Resource Management Plan, are to better align with the State of Nevada’s plan for conserving sage-grouse populations and to allow the BLM more flexibility in approving projects within Greater Sage-grouse habitat. The proposed Approved Resource Management Plan Amendment and Environmental Impact Statement also confirm the elimination of focal areas that were subject to mineral-entry withdrawals.

LAC anticipates that it will be required by the BLM to implement varying stages of mitigation measures for sage-grouse habitat throughout any development of its Thacker Pass project. LAC understands that the BLM can impose conditions on access, project design and periods of use where needed to limit impacts to sage-grouse habitat. There is a risk that development may be subject to time delays or restrictions or mitigation measures in order to address sage-grouse habitat protection that could compromise the economic viability of future development of the Thacker Pass project. LAC is working with the State of Nevada’s Sagebrush Ecosystem Program to quantify the Greater Sage-grouse habitat function and develop a program for compliance.

There is technology risk to the development of the Thacker Pass project.

To the Company’s knowledge, lithium-based products have never been commercially produced from a sedimentary resource. While the Company has conducted extensive testing using known industry processes and equipment, the processes contemplated by LAC for production of lithium hydroxide and lithium carbonate at the Thacker Pass project have not yet been demonstrated at commercial scale and there is a risk that the Company will not be able to do so.

Securing lands for a rail-to-truck transloading facility.

The Thacker Pass project requires a rail-to-truck transloading facility to facilitate the transport of molten sulfur to the project site.  LAC has assessed numerous potential locations for a transloading facility, and is working with landowners to secure site control.  There is a risk that LAC will not be able to secure site control for this facility either in a preferred location or a location at all, and there is a risk that LAC will not be able to secure site control for a reasonable cost.

There is a risk that the feasibility study economics for the Thacker Pass project may be different than the pre-feasibility study economics of the Thacker Pass technical report.

LAC expects to release a NI 43-101 compliant feasibility study on Thacker Pass by mid-2020.  The feasibility study capacity and product mix is likely to be different compared to the pre-feasibility study included in the Thacker Pass technical report.  Specifically, it is anticipated that the feasibility study will be based on 20,000 tpa lithium hydroxide with approximately 2,000 tpa lithium carbonate.  The current Thacker Pass technical report contemplates a maximum capacity of 60,000 tpa lithium carbonate over two phases of 30,000 tpa.  Thus, the economic results for the anticipated feasibility study may differ from the Thacker Pass technical report.

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LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2019

The Company may not be able to achieve and manage its expected growth.

The Cauchari-Olaroz project is in a development stage, which will require a substantial increase in personnel and business operations, and the Company additionally plans to continue to advance the Thacker Pass project. The transition of a mineral project to a development and operating stage, may place a strain on managerial, financial and human resources. The Company’s ability to succeed in these endeavours will depend on a number of factors, including the availability of working capital, existing and emerging competition and the ability to recruit and train additional qualified personnel.

There are political risks associated with the Company's foreign operations.

The Company’s properties are located in Argentina and the United States, exposing it to the laws governing the mining industry in those countries, and the Company co-owns the Cauchari-Olaroz project with Ganfeng, exposing it to the laws, regulations, policies and other directives governing investments, capital lending and other financial activities by Chinese entities. Changes, if any, in mining, investment or other applicable policies or shifts in political attitude in any of the jurisdictions in which the Company (and in respect of Cauchari-Olaroz, Ganfeng) operates may adversely affect the Company’s operations or profitability and may affect the Company’s ability to fund its ongoing expenditures at its projects. Regardless of the economic viability of the Company’s interest in the Company’s properties, and despite being beyond the Company’s control, such political changes could have a substantive impact on the Company that may prevent or restrict mining of some or all of any deposits on the Company’s properties, including the financial results therefrom.

There is a general trend towards increasing restrictions on capital outflows from China, including restrictions that impact companies, such as Ganfeng.  To the extent that capital outflows from China are restricted, this could negatively impact the Company’s ability to obtain capital funding from Ganfeng required to support development of the Cauchari-Olaroz project.  LAC and Ganfeng have undertaken the 2020 Cauchari Transaction, in part, to facilitate timely and orderly capital funding for the Cauchari-Olaroz project in accordance with the current project development timeline.  Completion of the 2020 Cauchari Transaction is subject to numerous conditions, including regulatory approvals, shareholder approval of Ganfeng and the obtaining of consent of the Company’s senior lenders.  If the parties are unable to complete the 2020 Cauchari Transaction, or if Ganfeng is otherwise restricted from moving capital from China, it may result in an inability to fund development costs at Minera Exar in accordance with the current development timetable, or at all.

Risks associated with an emerging and developing market.

The Company actively operates in Argentina, which is considered an emerging market. Emerging market investments generally pose a greater degree of risk than investment in more mature market economies because the economies in the developing world are more susceptible to destabilization resulting from domestic and international developments. The Company’s operations in Argentina expose LAC to heightened risks relating to prevailing political and socioeconomic conditions which have historically included, but are not limited to: high rates of inflation; military repression; social and labour unrest; violent crime; civil disturbance; extreme fluctuations in currency exchange rates; expropriation and nationalization; renegotiation or nullification of existing concessions, licenses, permits and contracts; changes in taxation policies; underdeveloped industrial and economic infrastructure; unenforceability of contractual rights; restrictions on foreign exchange and repatriation; and changing political norms, currency controls and governmental regulations that favour or require the Company to award contracts in, employ citizens of, or purchase supplies from, a particular jurisdiction.  As an example, in May 2012, the previous government of Argentina re-nationalized YPF, the country’s largest oil and gas company.  There can be no assurance that the government of Argentina will not nationalize other businesses operating in the country, including the business of the Company.  The Company has not purchased any “political risk” insurance coverage and currently has no plans to do so.

Argentinean regulators have broad authority to shut down and/or levy fines against operations that do not comply with regulations or standards. In addition to factors such as those listed above, the Company’s mineral exploration and potential future mining activities in Argentina may also be affected in varying degrees by government regulations with respect to restrictions on production, price controls, foreign exchange controls, export controls, taxes, royalties, environmental legislation and mine safety.  Such risks are more acute with the election of President

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LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2019

Alberto Fernandez in 2019.  In September 2019, the Argentine government introduced a series of capital controls and foreign exchange regulations.  To date, these controls and regulations have included, but are not limited to, a requirement that proceeds of exports be repatriated at the applicable exchange rate; restrictions on payment of dividends without the approval of the Argentinian Central Bank; and restrictions on debt from foreign lenders, unless such debt is brought into Argentina at the applicable exchange rate.  It is possible that the Argentine government expands the existing controls, or introduces new regulations, at any time.  Historically, such capital controls and foreign exchange regulations have had broad impact, including limitations on imports, and at times, nationalization of privately-held businesses.  Regardless of the economic viability of the Company’s interest in the Company’s properties, and despite being beyond the Company’s control, such factors thus may prevent or restrict mining of some or all of any deposits which the Company may find on the Company’s properties.

Government authorities in emerging market countries often have a high degree of discretion and at times appear to act selectively or arbitrarily, without hearing or prior notice, and sometimes in a manner that may not be in full accordance with the law or that may be influenced by political or commercial considerations. Unlawful, selective or arbitrary governmental actions could include denial or withdrawal of licences, sudden and unexpected tax audits, forced liquidation, criminal prosecutions and civil actions. Although unlawful, selective or arbitrary government action may be challenged in court, and such action, if directed at the Company or its shareholders, could have a material adverse effect on the Company’s business, results of operations, financial condition and future prospects.

Companies operating in emerging markets are subject from time to time to the illegal activities of others, corruption or claims of illegal activities. Often in these markets the bribery of officials remains common, relative to developed markets. Social instability caused by criminal activity and corruption could increase support for renewed central authority, nationalism or violence and thus materially adversely affect the Company’s ability to conduct its business effectively. Such activities have not had a significant effect on the Company’s operations; however, there can be no assurance that they will not in the future, in which case they could restrict the Company’s operations, business, financial condition, results of operations and future prospects, and the value of the Company could be adversely affected by illegal activities by others, corruption or by claims, even if groundless, implicating the Company in illegal activities.

Investors in emerging markets should be aware that these markets are subject to greater risk than more developed markets, including in some cases significant legal, fiscal, economic and political risks. Accordingly, investors should exercise particular care in evaluating the risks involved in an investment in the Company and must decide for themselves whether, in the light of those risks, their investment is appropriate. Generally, investment in emerging and developing markets is suitable only for sophisticated investors who fully appreciate the significance of the risks involved.

The Company does not have any experience in putting a mining project into production.

The Company has never completed a mining development project. The future development of properties found to be economically feasible will require the construction and operation of mines, processing plants and related infrastructure. While certain members of management have mining development and operational experience, the Company does not have any such experience as a collective organization.  As a result of these factors, it is difficult to evaluate the Company’s prospects, and the Company’s future success is more uncertain than if it had a more proven history. In addition, the Company is and will continue to be subject to all the risks associated with establishing new mining operations, including: the timing and cost, which can be considerable, of the construction of mining and processing facilities; the availability and cost of skilled labour and mining equipment; the need to obtain necessary environmental and other governmental approvals and permits and the timing of the receipt of those approvals and permits; the availability of funds to finance construction and development activities; potential opposition from non-governmental organizations, indigenous peoples, environmental groups or local groups which may delay or prevent development activities; and potential increases in construction and operating costs due to changes in the costs of fuel, power, materials and supplies.

It is common in new mining operations to experience unexpected costs, problems and delays during construction, development and mine start-up. In addition, delays in the early stages of mineral production often occur. Accordingly, the Company cannot provide assurance that its activities will result in profitable mining operations at its mineral properties.

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LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2019

The Company may experience delays and construction cost overruns.

Delays and cost overruns may occur in completing the development and construction of the Company’s mineral projects. A number of factors which could cause such delays or cost overruns include, without limitation, permitting delays, construction pricing escalation, changing engineering and design requirements, the performance of contractors, labour disruptions, adverse weather conditions and the availability of financing. Even if commercial production is achieved at one of the Company’s mineral properties, equipment and facilities may not operate as planned due to design or manufacturing flaws, which may not all be covered by warranty. Mechanical breakdown could occur in equipment after the period of warranty has expired, resulting in loss of production as well as the cost of repair. Any delay, or cost overrun, may adversely impact the Company’s ability to fully fund its required expenditures, or alternatively, may require the Company to consider less attractive financing solutions.

Risks related to cost estimates and negative operating cash flow.

Capital costs, operating costs, production and economic returns, and other estimates may differ significantly from those anticipated by the Company’s current estimates, and there can be no assurance that the Company’s actual capital, operating and other costs will not be higher than currently anticipated. The Company’s actual costs and production may vary from estimates for a variety of reasons, including, but not limited to: lack of availability of resources or necessary equipment; unexpected construction or operating problems; cost overruns, realized lithium prices; revisions to construction plans; risks and hazards associated with mineral production; natural phenomena; floods; unexpected labour shortages or strikes; general inflationary pressures (such as those that would reduce the effective return of VAT-related payments previously made by the Company) and interest and currency exchange rates. Many of these factors are beyond the Company’s control and could have a material effect on the Company’s operating cash flow, including the Company’s ability to service its indebtedness.

Mineral development projects are subject to operational risks.

The Company’s operations are subject to all of the risks normally incidental to the exploration for, and the development and operation of, mineral properties. The Company has implemented comprehensive safety and environmental measures designed to comply with or exceed government regulations and ensure safe, reliable and efficient operations in all phases of its business. Nevertheless, mineral exploration and exploitation involves a high degree of risk, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. Unusual or unexpected formations, formation pressures, fires, power outages, shutdowns due to equipment breakdown or failure, aging of equipment or facilities, unexpected maintenance and replacement expenditures, human error, labour disruptions or disputes, inclement weather, higher than forecast precipitation, flooding, explosions, releases of hazardous materials, tailings impoundment failures, cave-ins, landslides, earthquakes and the inability to obtain adequate machinery, equipment or labour are some of the risks involved in mineral exploration and exploitation activities, which may, if as either a significant occurrence or a sustained occurrence over a significant period of time, result in a material adverse effect. The Company expects to rely on third-party owned infrastructure in order to successfully develop and operate its projects, such as power, utility and transportation infrastructure. Any failure of this infrastructure without adequate replacement or alternatives may have a material impact on the Company.

There are also operational risks particular to production at the Cauchari-Olaroz project. Similar to production from solid rock deposits, production from brine-recovery projects may be less than in situ volume/grade-based estimates. In the case of brine-recovery projects, the primary extractability limitations are related to low permeability zones, from which brine does not readily flow. A possible analogy in solid rock deposits may be high grade zones for which recovery is not economically feasible due to surrounding lower grade materials, therefore actual production from brine-recovery projects may be less than in situ grades or quantities.

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LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2019

Changes in government regulations may affect the Company’s development of the Cauchari-Olaroz project and the Thacker Pass project.

Changes to government laws and regulations may affect the development of the Cauchari-Olaroz project and the Thacker Pass project. Such changes could include laws relating to taxation, royalties, the repatriation of profits, restrictions on production, export controls, environmental and ecological compliance, mine safety and numerous other aspects of the business.

Provincial governments of Argentina have considerable authority over exploration and mining in their province, and there are Argentinean provinces where the provincial government has taken an anti-mining stance by passing laws to curtail or ban mining in those provinces. LAC believes the current provincial government of Jujuy Province, where the Cauchari-Olaroz project is situated, is supportive of the exploration and mining industry generally, and the Cauchari-Olaroz project in particular, and the Company and JEMSE, the Jujuy government’s mining Company, have entered into a letter of intent whereby JEMSE will receive an 8.5% equity interest in Minera Exar and is to pay for this interest from dividends from future profits from operations. Nevertheless, the political climate for mineral development can change quickly, and there is no assurance that such sentiment will be maintained.  Further, there are no assurances that JEMSE will honour the letter of intent and not seek to amend the terms thereof.

Changes to environmental requirements could significantly increase the Company’s costs.

LAC must comply with stringent environmental regulation in carrying out work on the Cauchari-Olaroz project and the Thacker Pass project. Environmental regulations are evolving in a manner that is expected to require stricter standards and enforcement, increased fines and penalties for non‐compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. Applicable environmental laws and regulations may require public disclosure and consultation. It is possible that a legal protest could be triggered through one of these requirements or processes that could delay development activities. No assurance can be given that new environmental laws and regulations will not be enacted or that existing environmental laws and regulations will not be applied in a manner that could limit or curtail the Company’s development programs.  Such changes in environmental laws and regulations and associated agency requirements could delay and/or increase the cost of exploration and development of the Cauchari-Olaroz project and the Thacker Pass project.

The Company may not be insured against all risks involved in its business operations.

In the course of exploration, development and production of mineral properties, certain risks, and in particular, risks related to operational and environmental incidents may occur. It is not always possible to fully insure against such risks and, even where such insurance is available, the Company may decide to not take out insurance against such risks. Should such liabilities arise, they could reduce or eliminate any future profitability and result in increasing costs and a decline in the value of the Company. The Company maintains liability insurance in accordance with industry standards, however, the nature of these types of risks is such that liabilities could exceed policy limits and the Company could incur significant costs that could have a material adverse effect on its business, results of operations and financial condition.

Mineral tenure risk.

The U.S. General Mining Act of 1872, as amended (“Mining Act”) governs the Company’s ability to develop and mine the minerals on the claims that form the Thacker Pass project which are locatable under the Mining Act. There can be no assurance of title to any of the Company’s property interests, or that such title will ultimately be secured. No assurance can be given that applicable governments will not revoke or significantly alter the conditions of the applicable exploration and mining authorizations nor that such exploration and mining authorizations will not be challenged or impugned by third parties. The Company’s property interests may also be subject to prior unregistered agreements or transfers or other land claims, and title may be affected by undetected defects and adverse laws and regulations.

The Company cannot guarantee that title to its properties will not be challenged. A successful challenge to the precise area and location of the Company’s mineral claims could result in the Company being unable to develop its mineral properties or being unable to enforce its rights with respect to its mineral properties.

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LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2019

The Mining Act authorizes the Company to develop and mine the minerals on the claims that form the Thacker Pass project which are locatable under the Mining Act. The Mining Act does not explicitly authorize the owner of an unpatented mining claim to sell minerals that are leasable under the Mineral Lands Leasing Act of 1920, USA, as amended (“Leasing Act”). Leasable minerals include potassium and sodium. The Interior Board of Land Appeals of the U.S. Department of the Interior has held that, under certain circumstances, the owner of an unpatented mining claim has the authority and right to process and sell minerals governed by the Leasing Act, particularly when they are by-products of the processing of minerals which are locatable under the Mining Act. This matter has not yet been definitively determined in respect of the Thacker Pass project.

The Company operates in a highly competitive mining industry.

The mining industry is competitive in all of its phases and requires significant capital, technical resources, personnel and operational experience to effectively compete. Because of the high costs associated with exploration, the expertise required to analyze a project’s potential and the capital required to develop a mine, larger companies with significant resources may have a competitive advantage over LAC. The Company faces strong competition from other mining companies, some with greater financial resources, operational experience and technical capabilities than LAC possesses.

The Company also plans to purchase certain supplies and retain the services of various companies in Argentina to meet its future business plans. It may be difficult to find or hire qualified people in the mining industry who are situated in Argentina or to obtain all of the necessary services or expertise in Argentina or to conduct operations on its projects at reasonable rates. If qualified people and services or expertise cannot be obtained in Argentina, the Company may need to seek and obtain those services from people located outside of Argentina, which will require work permits and compliance with applicable laws, and could result in delays and higher costs to the Company to conduct its operations in Argentina.

As a result of this competition, the Company may be unable to maintain or acquire financing, personnel, technical resources or attractive mining properties on terms it considers acceptable.

Health and safety risks.

The mineral exploration, development and production business carries an inherent risk of liability related to worker health and safety, including the risk of government-imposed orders to remedy unsafe conditions, potential penalties for contravention of health and safety laws, licences, permits and other approvals, and potential civil liability. Compliance with health and safety laws (and any future changes) and the requirements of licences, permits and other approvals remain material to the Company’s business. The Company may become subject to government orders, investigations, inquiries or other proceedings (including civil claims) relating to health and safety matters. The occurrence of any of these events or any changes, additions to or more rigorous enforcement of health and safety laws, licences, permits or other approvals could have a significant impact on operations and/or result in additional material expenditures. As a consequence, no assurances can be given that additional workers’ health and safety issues relating to presently known or unknown matters will not require unanticipated expenditures, or result in fines, penalties or other consequences (including changes to operations) material to its business and operations.

Mineral Resources and Mineral Reserves are only estimates.

The Mineral Resources and Mineral Reserves estimates included in this MD&A are estimates only. No assurance can be given that any particular level of recovery of minerals will in fact be realized or that identified Mineral Resources or Mineral Reserves will ever qualify as a commercially mineable (or viable) deposit which can be legally and economically exploited. In addition, the grade of mineralization which may ultimately be mined may differ from that indicated by drilling results and such differences could be material. Production can be affected by such factors as permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions. By their nature, Mineral Resource estimates are imprecise and depend, to a certain extent, upon analysis of drilling results and statistical inferences that may ultimately prove to be inaccurate. The estimated Mineral Resources and Mineral Reserves described in this MD&A should not be interpreted as assurances of commercial viability or potential or of the profitability of any future operations. Investors are cautioned not to place undue reliance on these estimates.

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LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2019

In addition, Inferred Mineral Resources are quoted in the Cauchari technical report and the Thacker Pass technical report. Inferred Mineral Resources have a great amount of uncertainty as to their existence, and economic and legal feasibility. Accordingly, there is no assurance that Inferred Mineral Resources will ever be upgraded to a higher category. Investors are cautioned not to assume that part or all of an Inferred Mineral Resource exists, or is economically or legally mineable.

The Company may face opposition to mining projects.

The Cauchari-Olaroz project and the Thacker Pass project, like many mining projects, may have opponents. Opponents of other mining projects have, in some cases, been successful in bringing public and political pressure against mining projects. In the event there is opposition to the Cauchari-Olaroz project and/or the Thacker Pass project, the Company’s development of such properties may be delayed or prevented, even if such development is found to be economically viable and legally permissible.

The Cauchari and Olaroz salt lakes are not subject to reservoir management rules.

There are no general unitization or reservoir management rules governing the salt lakes on which the Company’s Cauchari-Olaroz project is situated or on any of the other salt lakes at which the Company holds mining or exploration permits. Unitization is the joint, coordinated operation of a reservoir by all the owners of rights in the separate tracts overlying the reservoir. Without unitized operation of the reservoir, the “rule of capture” results in competitive drilling, extraction and production with consequent economic and physical waste, as each separate owner attempts to secure his or her “fair share” of the underground resource by drilling more and pumping faster than its neighbour. As a result, the lack of unitization and reservoir management rules on the salt lakes on which the Company operates may materially adversely affect the Company’s operations and production. Minera Exar and Sales de Jujuy S.A. (an Orocobre subsidiary) have entered into a “Joint Operation Protocol” for the Olaroz and Cauchari Salt Flats designed to coordinate their activities in the area, which protocol has since been submitted to the Province of Jujuy authority, particularly in respect of the tenements adjacent to, and between those held by each company, in accordance to the current environmental permit that each company has been granted by the Province of Jujuy authority.

The aboriginal communities located on the Cauchari-Olaroz project may not honour the current surface access agreements with Minera Exar.

Minera Exar has entered into six agreements for surface access with the aboriginal communities located on the exploitation area of the Cauchari-Olaroz project. Should any of the aboriginal communities decide not to honour such agreements, Minera Exar would be required to enforce its statutory access rights under the provisions of the Argentine Mining Code; however, this would be a disruptive and potentially costly process. To date, there are settled agreements covering construction and development of the Cauchari-Olaroz project with all communities in the exploitation area, with one additional community agreement remaining to be settled that will be necessary for the gas pipeline. A failure to settle these agreements could disrupt the development timetable for the Cauchari-Olaroz project. In addition, lack of surface access agreements with local communities could affect the renewal of the Environmental Impact Statement.

Risks related to our business and securities

The Company has not yet achieved profitable operations and expects to incur further losses in the development of its business.

The Company’s ability to continue as a going concern is dependent upon the ability to generate future profitable operations and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due. The Company’s business does not currently operate on a self-sustaining basis and until it is successfully able to fund its expenditures from its revenues, its ability to continue as a going concern is dependent on raising additional funds.

39

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2019

The Credit Facility and the Limited Recourse Loan Facility contain covenants which the Company could fail to meet.

The Credit Facility and the Limited Recourse Loan Facility contain financial, operating and reporting covenants, and compliance with those covenants may increase the Company's administrative, legal and financial costs, make some activities more difficult, time-consuming or costly and increase demand on the Company's system and resources.

The failure of the Company to comply with restrictions and covenants under its indebtedness, which may be affected by events beyond the Company's control, could result in a default under such indebtedness, which could result in acceleration thereunder and the Company being required to repay amounts owing thereunder. If the Company's indebtedness is accelerated, the Company may not be able to repay its indebtedness or borrow sufficient funds to refinance it, and any such prepayment or refinancing could adversely affect the Company's financial condition. Even if the Company is able to obtain new financing, it may not be on commercially reasonable terms or terms that are acceptable to the Company.

The Company currently has no source of cash flow to service its debt obligations and will need to secure such funding either through transition to successful production on the Cauchari-Olaroz project or through alternative financing. If the Company is unable to repay amounts owing, the lenders under its indebtedness could proceed to realize upon the security, as applicable, granted to them to secure the indebtedness. The Credit Facility is secured against collateral of the Company, and a realization by the lenders thereunder of any or all of the security will have a material adverse effect on the Company's business, financial condition, results of operations, cash flows and prospects and may result in a substantial reduction or elimination entirely of assets available for distribution to equity holders on a dissolution or wind-up of the Company.

The acceleration of the Company's indebtedness under one agreement may permit acceleration of indebtedness under other agreements that contain cross default or cross-acceleration provisions. Even if the Company is able to comply with all applicable covenants, restrictions on its ability to manage its business in its sole discretion could adversely affect its business by, among other things, limiting its ability to take advantage of financings, mergers, acquisitions and other corporate opportunities that the Company believes may be beneficial to it.

Indebtedness owing under the Credit Facility and the Limited Recourse Loan Facility could have other significant consequences on the Company, including: (i) increasing the Company's vulnerability to general adverse economic and industry conditions; (ii) requiring the Company to dedicate a substantial portion of its expected cash flow from expected operations to making interest and principal payments on its indebtedness, reducing the availability of the Company's cash flow to fund capital expenditures, working capital and other general corporate purposes; (iii) limiting the Company's flexibility in planning for, or reacting to, changes in its business; (iv) placing the Company at a competitive disadvantage compared with its competitors that have less debt or greater financial resources; and (v) limiting, including pursuant to any financial and other restrictive covenants in such indebtedness, the Company's ability to, among other things, borrow additional funds or raise capital on commercially reasonable terms, if at all, enter into a reorganization, amalgamation, arrangement, merger or other similar transaction, make an investment in or otherwise acquire the property of another person, and materially amend or provide waivers or consents with respect to material contracts.

The Company will require additional funding, potentially diluting the holdings of existing shareholders or increasing financial risk through debt issuance.

The Company has limited financial resources and is subject to significant capital requirements associated with its projects. There is no assurance that the Company will be able to obtain sufficient financing in the future on terms acceptable to it. The ability of the Company to arrange additional financing in the future will depend, in part, on prevailing capital market conditions as well as the business performance of the Company. Failure to obtain additional financing on a timely basis may cause the Company to postpone, abandon, reduce or terminate its operations and could have a material adverse effect on the Company’s business, results of operations and financial condition.

40

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2019

A likely source of future financing is the sale of additional Common Shares, which would mean that each existing shareholder would own a smaller percentage of the Common Shares then outstanding. Alternatively, the Company may rely on debt financing and assume debt obligations that require it to make substantial interest and capital payments. Also, the Company may issue or grant warrants or options in the future pursuant to which additional Common Shares may be issued. Exercise of such warrants or options will result in dilution of equity ownership to the Company’s existing shareholders.

The Company may also sell a further interest in the Cauchari-Olaroz project; sell all or a portion of the Thacker Pass project or an additional royalty therein, or enter into a joint venture with respect to the Thacker Pass project, any of which would mean that each existing shareholder would own a smaller percentage of the Cauchari-Olaroz project or the Thacker Pass project respectively.

Upon completion of the 2020 Cauchari Transaction, the Company will receive $20 million in cash, and an additional $20 million in cash on August 1, 2020 (or such earlier date as the parties may agree), to fund its continuing operations.  If the parties do not complete the 2020 Cauchari Transaction, LAC will need to access financing much earlier than it otherwise would if the 2020 Cauchari Transaction is completed.

The Company relies on intellectual property and confidentiality agreements to project our rights and confidential information.

The Company relies on the ability to protect its intellectual property rights and depends on patent, trademark and trade secret legislation to protect its proprietary know-how. There is no assurance that the Company has adequately protected or will be able to adequately protect its valuable intellectual property rights, or will at all times have access to all intellectual property rights that are required to conduct its business or pursue its strategies, or that the Company will be able to adequately protect itself against any intellectual property infringement claims. There is also no assurance that competitors of LAC will not be able to develop similar technology, processes or know how independently, that the Company’s trade secrets will not be revealed, that the claims allowed with respect to any current or future patents pending, or patents now held, will be broad enough to protect the Company’s intellectual property rights, or that foreign intellectual property laws will adequately protect such rights. Failure of any intellectual property rights to provide protection to the Company could result in its competitors utilizing its lithium extraction process. Any adverse outcome that the Company may experience whilst attempting to obtain, maintain or enforce its intellectual property rights could have a material adverse effect on the Company’s business, results of operations and financial condition.

We also rely on confidentiality agreements with certain employees, consultants and other third parties to protect, in part, trade secrets and other proprietary information. These agreements could be breached and we may not have adequate remedies for such a breach. In addition, others could independently develop substantially equivalent proprietary information or gain access to our trade secrets or proprietary information.

The Company is dependent on the expertise of consultants.

The Company has relied on, and may continue to rely on, consultants and others for mineral exploration and exploitation expertise. The Company believes that those consultants are competent and that they have carried out their work in accordance with internationally recognized industry standards. However, if the work conducted by those consultants is ultimately found to be incorrect or inadequate in any material respect, the Company may experience delays or increased costs in developing its properties.

The Company has no history of paying dividends.

LAC has not paid dividends on its Common Shares since incorporation and presently has no ability to generate earnings as its mineral properties are in the exploration and development stage. If the Thacker Pass project or the Cauchari-Olaroz project is successfully developed, the Company anticipates that it will retain future earnings and other cash resources for the future operation and development of its business. The Company does not intend to declare or pay any cash dividends in the foreseeable future. Payment of any future dividends is solely at the discretion of the Board, which will take into account many factors including the Company’s operating results, financial condition and anticipated cash needs. For these reasons, LAC may never pay dividends.

41

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2019

The success of the Company is largely dependent on a few key individuals.

The success of the Company will be largely dependent upon the performance of its key officers, consultants and employees. Failure to retain key individuals or to attract, and, if attracted, retain additional key individuals with necessary skills could have a materially adverse impact upon the Company’s success. The Company has not purchased any “key-man” insurance with respect to any of its directors, officers or key employees and has no current plans to do so.

The Company’s business is affected by fluctuations in currency exchange rates.

Business is transacted by the Company primarily in Canadian, U.S. and Argentinean currencies. Fluctuations in exchange rates may have a significant effect on the cash flows of the Company. The Argentinean peso has been subject to large devaluations and revaluations in the past and may be subject to significant fluctuations in the future. Future changes in exchange rates could materially affect the Company’s results in either a positive or negative direction. The Company’s Thacker Pass project is located in Nevada, and most of the property related expenditures, exploration and development costs are denominated in U.S. dollars. The Company’s Cauchari-Olaroz project is located in Argentina, where certain costs are denominated in the Argentinean peso and certain costs are denominated in U.S. dollars. Appreciation of U.S. or Argentinean currency compared to Canadian currency could make property expenditures more expensive for the Company. While the Company does not engage in foreign exchange hedging, it holds a significant portion of its cash balance in U.S. currency in order to meet its US currency obligations.

Risks related to legal proceedings.

Due to the nature of the Company’s business and status as a publicly traded entity, we may be subject to a variety of regulatory investigations, claims, lawsuits and other proceedings in the ordinary course of the Company’s business. The results of these legal proceedings cannot be predicted with certainty due to the uncertainty inherent in litigation, including the effects of discovery of new evidence or advancement of new legal theories, the difficulty of predicting decisions of judges and juries and the possibility that decisions may be reversed on appeal. Defense and settlement costs of legal claims can be substantial, even with respect to claims that have no merit.

Litigation may be costly and time-consuming and can divert the attention of management and key personnel from our business operations. If we are unsuccessful in our defense of claims or unable to settle claims in a manner satisfactory to us, we may be faced with significant monetary damages or injunctive relief against us that could have a material adverse effect on our business and financial condition. To the extent the Company is involved in any active litigation, the outcome of such matters may not be currently determinable nor is it possible to accurately predict the outcome or quantum of any such proceedings at this time.

Conflicts of interest may arise for certain directors and officers of the Company.

Certain directors and officers of the Company are, or may become, associated with other natural resource companies which may give rise to conflicts of interest. Of particular note, Ganfeng and Bangchak beneficially hold approximately 16.7% and 15.8% of our outstanding common shares, respectively, and are lenders under the Credit Facility.  Further, Ganfeng is a lender to the Company under the Limited Recourse Loan Facility and a joint venture partner on the Cauchari-Olaroz project. For as long as Ganfeng and Bangchak directly or indirectly maintain a significant interest in the Company, they may, on their own and through their representatives on the Board of Directors, be in a position to affect our governance and operations.  In addition, such persons may have significant influence over the passage of any resolution of our shareholders (such as would be required, to amend our constating documents or take certain other corporate actions) and the Board of Directors.  In accordance with the Business Corporations Act (British Columbia), directors who have a material interest in any person who is a party to a material contract or a proposed material contract with the Company are required, subject to certain exceptions, to disclose that interest and generally abstain from voting on any resolution to approve the contract. In addition, directors and the officers are required to act honestly and in good faith with a view to the best interests of the Company. The Company has also established robust independence procedures in connection with recent transactions involving Ganfeng and Bangchak, including establishment of a special committee of independent directors, independent valuations or fairness opinions and engagement of independent counsel.  Nevertheless, there is a risk that the conflicted parties and their representatives use their position to serve their own interests, to the detriment of the Company.

42

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2019

The Company’s share price is subject to market volatility.

The market price of a publicly traded stock, especially a resource issuer such as LAC, is affected by many variables in addition to those directly related to exploration successes or failures, some of which are outside of the Company’s control. Such factors include the general condition of markets for resource stocks, the strength of the economy generally, the availability and attractiveness of alternative investments, analysts’ recommendations and their estimates of financial performance, investor perception and reactions to disclosure made by the Company and by the Company’s competitors, and the breadth of the public markets for the stock. Therefore, investors could suffer significant losses if the Company’s Common Shares are depressed or illiquid when an investor seeks liquidity.

Enforcement of judgments or bringing actions outside the United States against us and our directors, officers and the experts named herein may be difficult.

We are organized under the laws of, and headquartered in, British Columbia, Canada, and a majority of our directors, officers and the experts named in this MD&A are not citizens or residents of the United States. In addition, a substantial part of our assets are located outside the United States. As a result, it may be difficult or impossible for an investor to (i) enforce in courts outside the United States judgments against us and our directors, officers and the experts named in this MD&A obtained in U.S. courts based upon the civil liability provisions of U.S. federal securities laws or (ii) bring in courts outside the United States an original action against us and our directors, officers and the experts named in this MD&A to enforce liabilities based upon such U.S. securities laws.

The Company may face cyber-security risks and threats.

Threats to information technology systems associated with cyber-security risks and cyber incidents or attacks continue to grow. It is possible that the business, financial and other systems of the Company or the companies in which it has invested could be compromised, which might not be noticed for some period of time. Risks associated with these threats include, among other things, loss of intellectual property, disruption of business operations and safety procedures, loss or damage to worksite data delivery systems, and increased costs to prevent, respond to or mitigate cyber-security events.

If we were to lose our foreign private issuer status under U.S. federal securities laws, we would likely incur additional expenses associated with compliance with the U.S. securities laws applicable to U.S. domestic issuers..

As a foreign private issuer, as defined under the Securities Exchange Act of 1934, as amended, we are exempt from certain of the provisions of the U.S. federal securities laws. However, if we were to lose our status as a foreign private issuer, we may become subject to more onerous regulatory and reporting requirements in the United States. Compliance with these additional regulatory and reporting requirements under U.S. securities laws would likely result in increased expenses and would require our management to devote substantial time and resources to comply with new regulatory requirements. Further, to the extent that we were to offer or sell our securities outside of the United States, we would have to comply with the more restrictive Regulation S requirements that apply to U.S. companies, and we would no longer be able to utilize the multijurisdictional disclosure system forms for registered offerings by Canadian companies in the United States, which could limit our ability to access the capital markets in the future.

Forward-Looking Information and FOFI may prove inaccurate.

Readers are cautioned not to place undue reliance on forward-looking information. By their nature forward-looking information and FOFI involve numerous assumptions and known and unknown risks and uncertainties, of both a general and specific nature, that could cause actual results to differ materially from those suggested by the forward-looking information and/or FOFI or contribute to the possibility that predictions, forecasts or projections will prove to be materially inaccurate.

Impact of COVID-19.

Minera Exar has several major pieces of equipment for the chemical plant being fabricated in China and some suppliers have sub-vendors fabricating in China. The COVID-19 global outbreak and efforts to contain it may have a significant effect on Chinese suppliers, manufacturers, and freight and delivery companies. Minera Exar is in discussion with all vendors and freight forwarders on the delivery schedule, to assess any potential impact on schedule and mitigation strategies, if necessary.

43

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2019

The COVID-19 outbreak may have an impact on both Cauchari-Olaroz and Thacker Pass stemming from its broader impact on North America and South America, China and the global economy. Infection of key team members, consultants and government personnel could slow down the projects; spreading infection may impact vendors, suppliers, construction companies and other counteragents and slow down the projects; potential travel bans within North and South America and globally may impact the ability of the team to advance the project; and the spread of the virus may delay the financing process for the Thacker Pass project. The Company continues to monitor the situation and the impact the virus may have on its projects.

INVESTOR RELATIONS

Jon Evans, CEO, John Kanellitsas, Executive Vice-Chairman, and Alec Meikle, VP Corporate Development, coordinate investor relations activities for the Company.

CHANGES IN DIRECTORS AND MANAGEMENT

On October 20, 2019, the Board of Directors appointed Dr. Yuan Gao as an independent director of the Company. Dr. Gao is Vice-Chairman of the board of directors of Qinghai Taifeng Pulead Lithium-Energy Technology Co. Ltd., and has previously held senior positions with Pulead, Molycorp and FMC Corp.’s lithium division. Dr. Gao has a PhD in physics from the University of British Columbia.

In Q3 2019, the Board of Directors appointed Ignacio Celorrio as Executive VP, International Affairs. Ignacio has over twenty-five years of experience counseling international clients in legal and institutional affairs in the mining sector. Through his practice, he has engaged with federal and provincial authorities, NGO’s and other civic society participants in every Argentine mining province, as well as several Canadian and Australian institutions. In addition to several legal associations, Ignacio has been a Board Member of CAEM (Argentine Chamber of Mining Entrepreneurs) for almost ten years and a direct participant in a majority of Argentinean mining companies associations.

On June 26, 2019, Fabiana Chubbs was elected to Lithium Americas’ Board of Directors. Ms. Chubbs is a CPA in Canada and Argentina, she holds a Bachelor of Business Administration degree from the University of Buenos Aires and has over 25 years of experience in M&A, tax, audit and business advisory. She was the Chief Financial Officer of Eldorado Gold Corporation from 2011 to 2018. Jean Fraser did not stand for re-election at the Annual General Meeting of Shareholders and ceased to be a director of the Company on June 26, 2019.

On May 15, 2019, the Company announced that Tom Hodgson had retired as CEO and director of the Company.  The Board of Directors announced that Jonathan (Jon) Evans, then President and COO, had been appointed to the role of President and CEO and replaced Mr. Hodgson on the Company’s Board of Directors.

TECHNICAL INFORMATION AND QUALIFIED PERSON

Detailed scientific and technical information on the Cauchari-Olaroz project can be found in the NI 43-101 technical report titled “Updated Feasibility Study and Reserve Estimation to Support 40,000 TPA Lithium Carbonate Production at Cauchari-Olaroz Salars, Jujuy Province, Argentina” that was filed with the securities regulatory authorities in each of the provinces of Canada on November 11, 2019. The technical report has an effective date of August 19, 2019 and was prepared by Ernest Burga, P.Eng., David Burga, P.Geo., Daniel Weber, P.G., RM-SME, Wayne Genck, PhD and Anthony Sanford, Pr.Sci.Nat., each of whom is a “qualified person” for the purposes of NI 43-101.

Detailed scientific and technical information on the Thacker Pass project can be found in the NI 43-101 technical report dated August 1, 2018 entitled “Technical Report on the Pre-Feasibility Study for the Thacker Pass Project, Humboldt County, Nevada, USA” that was filed with the securities regulatory authorities in each of the provinces of Canada on August 2, 2018. The Thacker Pass technical report has an effective date of August 1, 2018, and was prepared by Reza Ehsani, P.Eng., Louis Fourie, P.Geo., Andrew Hutson, FAusIMM, BE (Mining), Daniel Peldiak, P.Eng., Rob Spiering, P.Eng., John Young, B.Sc., SME-RM and Ken Armstrong, P.Eng., each of whom is a “qualified person” for the purposes of NI 43-101.

44

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2019

Copies of both reports are available on the Company’s website at www.lithiumamericas.com and on the Company’s SEDAR profile at www.sedar.com.

The scientific and technical information in this MD&A has been reviewed and approved by Dr. Rene LeBlanc, a Qualified Person for purposes of NI 43-101 by virtue of his experience, education and professional association.  Mr. LeBlanc is the Chief Technical Officer of the Company.

Further information about the Thacker Pass project, including a description of key assumptions, parameters, description of sampling methods, data verification and QA/QC programs, and methods relating to resources, and factors that may affect those estimates is available in the above-mentioned Thacker Pass technical report.

Further information about the Caucharí-Olaroz project, including a description of key assumptions, parameters, description of sampling methods, data verification and QA/QC programs, and methods relating to resources and reserves, factors that may affect those estimates, and details regarding development and the mine plan for the project, is available in the above-mentioned Cauchari-Olaroz technical report.

DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed by the Company in its annual filings, interim filings or other reports filed under securities legislation is recorded, processed, summarized and reported within the time periods specified by securities regulators and include controls and procedures designed to ensure that information required to be disclosed by the Company in its annual filings, interim filings or other reports filed under securities legislation is accumulated and communicated to the issuer’s management, including its certifying officers, as appropriate to allow timely decisions regarding required disclosure. The Company’s management designed the disclosure controls and procedures to provide reasonable assurance that material information relating to the Company, including its consolidated subsidiaries, is made known to them on a timely basis. The Company’s management believes that any disclosure controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the disclosure controls and procedures are met.

Management, including the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings).  Based on that evaluation and as at December 31, 2019, the certifying officers have each concluded that such disclosure controls and procedures are effective to achieve the purpose for which they have been designed.

CHANGES TO INTERNAL CONTROLS OVER FINANCIAL REPORTING

National Instrument 52-109 requires public companies in Canada to disclose in their MD&A any change in internal controls over financial reporting (“ICFR”) during the most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, ICFR. There were no changes in ICFR during the quarter ended December 31, 2019 that materially affected or are reasonably likely to materially affect the Company’s ICFR.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

As a U.S. listed public company with less than US$1.07 billion in gross revenue, the Company qualifies as an “emerging growth company” (“EGC”) under the Jumpstart Our Business Startups Act, or the JOBS Act. As an EGC, we are exempt from Section 404(b) of the Sarbanes-Oxley Act of 2002, which generally requires that a public company’s registered public accounting firm provide an attestation report relating to management’s assessment of internal control over financial reporting. We will retain the status of an EGC until the earliest of (a) the last day of the fiscal year in which we have annual gross revenues of US$1.07 billion or more; (b) the last day of the fiscal year following the fifth anniversary of the date of the first sale of our common stock pursuant to an effective registration statement under the Securities Act of 1933; (c) the date on which we have, during the previous three-year period, issued more than US$1 billion in nonconvertible debt; or (d) the date on which we are deemed to be a “large accelerated filer”, as defined in Rule 12b-2 under the Securities Exchange Act of 1934.

45

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2019

Internal controls over financial reporting are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with IFRS.  Management is responsible for the design of the Company’s internal controls over financial reporting.

The Company’s internal controls over financial reporting include policies and procedures that pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and disposition of assets, provide reasonable assurance that transactions are recorded as necessary to permit the preparation of the financial statements in accordance with IFRS and that receipts and expenditures are being made only in accordance with authorization of management and directors of the Company, and provide reasonable assurance regarding prevention or timely detection of authorized acquisition, use or disposition of assets that could have a material effect on the financial statements.

Because of their inherent limitations, internal controls over financial reporting can provide only reasonable assurance and may not prevent or detect misstatements. Furthermore, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Company’s management, under the supervision of the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company’s internal controls over financial reporting using framework and criteria established in Internal Control-Integrated Framework, issued by the 2013 Committee of Sponsoring Organizations of the Treadway Commission.  Based on that evaluation, management has concluded that internal controls over financial reporting were effective as at December 31, 2019.

NON-IFRS MEASURES

Many of the measures in this MD&A were derived from the financial statements consistent with IFRS. However, some measures referred to in this MD&A are not recognized measures under IFRS and therefore may not be comparable to those presented by other issuers. The Company believes that these indicators are important, as they are necessary to understand the Company’s assumptions underlying certain of the performance indicators herein.

Average EBITDA (“EBITDA”) and NPV are non-IFRS financial measures and have no standardized meaning prescribed to them, and as a result, may not be comparable to those presented by other issues.   As used herein, EBITDA excludes the following from “net earnings” (which is an IFRS financial measure): income tax expense, finance costs and depletion, depreciation and amortization. Management believes that EBITDA is a valuable indicator of Minera Exar’s ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations, and fund capital expenditures. Management believes that NPV is a useful indicator of profitability and economic value of a project.  Management uses EBITDA and NPV for these purposes. Each are also frequently used by investors and analysts for valuation purposes to determine the approximate total enterprise value of a company. Readers are cautioned that EBITDA should not be construed as an alternative to net earnings or other metrics of cash as determined in accordance with IFRS.

FORWARD-LOOKING STATEMENTS

This MD&A contains “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively referred to herein as “forward-looking information”). These statements relate to future events or the Company’s future performance. All statements, other than statements of historical fact, may be forward-looking information. Information concerning mineral resource and mineral reserve estimates also may be deemed to be forward-looking information in that it reflects a prediction of mineralization that would be encountered if a mineral deposit were developed and mined. Forward-looking information generally can be identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “propose”, “potential”, “target”, “intend”, “could”, “might”, “should”, “believe”, “scheduled”, “implement” and similar words or expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking information.

46

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2019

In particular, this MD&A contains forward-looking information, including, without limitation, with respect to the following matters or the Company’s expectations relating to such matters: successful development of the Cauchari-Olaroz and Thacker Pass projects, including timing, progress, construction, milestones, anticipated productions, and results thereof, the expected benefits from the Project Investment; the closing and expected benefits from, the 2020 Cauchari Transaction; expectations and anticipated impact of the COVID-19 outbreak; statements regarding anticipated decision making with respect to Minera Exar; capital expenditures and programs; estimates of the mineral resources and reserves at its properties; development of mineral resources and reserves; government regulation of mining operations and treatment under governmental and taxation regimes; the future price of commodities, including lithium; the realization of mineral resources and reserves estimates; including whether resources will ever be developed into reserves and information and underlying assumptions related thereto; the timing and amount of future production; currency exchange and interest rates; expected outcome and timing of environmental surveys and permit applications and other environmental matters; the Company’s ability to raise capital; expected expenditures to be made by the Company on its properties; the timing, cost, quantity, capacity and product quality of production of the Cauchari-Olaroz project, which is held and operated through the Company’s Joint Operation with Ganfeng; successful operations of the Ganfeng co-ownership structure; whether the Company will ever be able to realize on the additional debt funding commitment from Bangchak, including the terms and timing thereof; ability to produce high quality battery grade lithium carbonate; the timing, cost, quantity, capacity and product quality of production at the Thacker Pass project; results of the Company’s engineering, design permitting program at the Thacker Pass project, including that the Company meets deadlines set forth herein and receives permits as anticipated; successful results from the Company’s testing facility and third-party tests related thereto; capital costs, operating costs, sustaining capital requirements, after tax NPV and IRR, payback period, sensitivity analyses, net cash flows and EBITDA of the Cauchari-Olaroz project; cash flows and EBITDA of the Thacker Pass project; timing, results and completion of the Thacker Pass feasibility study; the Company’s share of the expected capital expenditures for the construction of the Cauchari-Olaroz project and for permitting and DFS activities at Thacker Pass; ability to achieve capital cost efficiencies; stability and inflation related to the Argentine peso, whether the Argentine government implements additional foreign exchange and capital controls, and the effect of current or any additional regulations on the Company’s operations; approval of pending patents; the potential for partnership and financing scenarios for the Thacker Pass project.

Forward-looking information does not take into account the effect of transactions or other items announced or occurring after the statements are made. Forward-looking information is based upon a number of expectations and assumptions and is subject to a number of risks and uncertainties, many of which are beyond our control, that could cause actual results to differ materially from those that are disclosed in or implied by such forward-looking information. With respect to forward-looking information listed above and incorporated by reference herein, the Company has made assumptions regarding, among other things:

•	current technological trends;
•	a cordial business relationship between the Company and Ganfeng for the Cauchari-Olaroz project;
•	ability of the Company to fund, advance and develop the Cauchari-Olaroz project and the Thacker Pass project;
•	the Company’s ability to operate in a safe and effective manner;
•	uncertainties relating to receiving and maintaining mining, exploration, environmental and other permits or approvals in Nevada and Argentina;
•	demand for lithium, including that such demand is supported by growth in the electric vehicle market;
•	the impact of increasing competition in the lithium business, and LAC’s competitive position in the industry;
•	general economic conditions;
•	a stable and supportive legislative, regulatory and community environment in the jurisdictions where the Company operates;
•

stability and inflation of the Argentine peso, including any foreign exchange or capital controls which may be enacted in respect thereof, and the affect of current or any additional regulations on the Company’s operations;

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LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2019

•	the impact of unknown financial contingencies, including litigation costs, on the Company’s operations;
•	gains or losses, in each case, if any, from short-term investments in Argentine bonds and equities;
•	estimates of and unpredictable changes to the market prices for lithium and clay-based organoclay products;
•	exploration, development and construction costs for the Cauchari-Olaroz project and the Thacker Pass project;
•	estimates of mineral resources and mineral reserves, including whether resources will ever be developed into reserves;
•	reliability of technical data;
•	anticipated timing and results of exploration, development and construction activities;
•	timely responses from governmental agencies responsible for reviewing and considering the Company’s permitting activities at the Thacker Pass project;
•	the Company’s ability to obtain additional financing, including pursuant to the additional debt funding commitment from Bangchak, on satisfactory terms or at all;
•	the ability to develop and achieve production at any of the Company’s mineral exploration and development properties;
•	impact of COVID-19 on the Company’s business;
•	closing and expected benefits from the 2020 Cauchari Transaction;
•	accuracy of current development budget and construction estimates; and
•	preparation of a development plan for lithium production at the Thacker Pass project.

Although the Company believes that the assumptions and expectations reflected in such forward-looking information are reasonable, we can give no assurance that these assumptions and expectations will prove to be correct, and since forward-looking information inherently involves risks and uncertainties, undue reliance should not be placed on such information.

The Company’s actual results could differ materially from those anticipated in any forward-looking information as a result of the risk factors contained in this MD&A, including but not limited to, the factors referred to under the heading “Risks and Uncertainties” in this MD&A. Such risks also include, but are not limited to the following: the Company’s mineral properties may not be developed as planned and uncertainty of whether there will ever be production at the Company’s mineral exploration properties; cost overruns; risks associated with the Company’s ability to successfully secure adequate funding; market prices affecting the ability to develop the Company's mineral properties; risks associated with co-ownership arrangements; risk to the growth of lithium markets; lithium prices; inability to obtain required governmental permits and operations may be limited by government-imposed limitations; technology risk; inability to achieve and manage expected growth; political risk associated with foreign operations, including co-ownership arrangements with foreign domiciled partners; emerging and developing market risks; risks associated with not having production experience; operational risks; changes in government regulations; changes to environmental requirements; failure to obtain or maintain necessary licenses, permits or approvals; insurance risk; receipt and security of mineral property titles and mineral tenure risk; changes in project parameters as plans continue to be refined; changes in legislation, governmental or community policy, mining industry competition; market risk; volatility in global financial condition; uncertainties associated with estimating Mineral Resources and Mineral Reserves, including uncertainties relating to the assumptions underlying Mineral Resource and Mineral Reserve estimates; and whether Mineral Resources will ever be converted into Mineral Reserves; whether the Company is able to successfully monetize any increase in off-take from any increased development plan, and the expected benefits from the Project Investment and other transactions described herein; the closing of, and expected benefits from, the 2020 Cauchari Transaction; inherent risks in realizing on Bangchak’s additional debt funding commitment, including the availability thereof, consent of the Company’s senior lenders, and the addition of additional debt on the Company’s balance sheet; risks related to investments in Argentine bonds and equities; opposition to development of the Company’s mineral properties; lack of unitization and reservoir management rules; surface access risk; geological, technical, drilling or processing problems; uncertainties in estimating capital and

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LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2019

operating costs, cash flows and other project economics; liabilities and risks, including environmental liabilities and risks inherent in mineral extraction operations; health and safety risks; risks related to the stability and inflation of the Argentine peso, including any foreign exchange or capital controls which may be enacted in respect thereof, and the effect of current and any additional regulations on the Company’s operations; risks related to unknown financial contingencies, including litigation costs, on the Company’s operations; incorrect assessments of the value of acquisitions; unanticipated results of exploration activities; unpredictable weather conditions; unanticipated delays in preparing technical studies; inability to generate profitable operations; restrictive covenants in debt instruments; lack of availability of additional financing on terms acceptable to the Company and/or joint venture partners; shareholder dilution; intellectual property risk; dependency on key personnel; payment of dividends; competition for, amongst other things, capital, undeveloped lands and skilled personnel; fluctuations in currency exchange and interest rates; regulatory risk, including as a result of the Company’s dual-exchange listing and increased costs thereof; conflicts of interest; Common Share price volatility; and cyber-security risks and threats. Consequently, actual results and events may vary significantly from those included in, contemplated or implied by such statements.

Readers are cautioned that the foregoing lists of factors are not exhaustive. The forward-looking information contained in this MD&A is expressly qualified by these cautionary statements. All forward-looking information in this MD&A speaks as of the date of this MD&A. The Company does not undertake any obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by law. Additional information about these assumptions and risks and uncertainties is contained in our filings with securities regulators, including our most recent management’s discussion and analysis for our most recently completed financial year, which are available on SEDAR at www.sedar.com.

CAUTIONARY NOTICE REGARDING MINERAL RESERVES AND MINERAL RESOURCE ESTIMATES

The disclosure included in this MD&A uses Mineral Reserves and Mineral Resources classification terms that comply with reporting standards in Canada and the Mineral Reserves and Mineral Resources estimates are made in accordance with the CIM Definition Standards adopted by the CIM Council on May 10, 2014 and NI 43-101. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.

In addition, this MD&A uses the terms “Mineral Resources,” “Measured Mineral Resources,” “Indicated Mineral Resources” and “Inferred Mineral Resources” to comply with the reporting standards in Canada. SEC Industry Guide 7 does not recognize Mineral Resources and U.S. companies are generally not permitted to disclose resources in documents they file with the SEC. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Therefore, investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists. In accordance with Canadian rules, estimates of “Inferred Mineral Resources” cannot form the basis of feasibility or pre-feasibility studies. It cannot be assumed that all or any part of “Mineral Resources,” “Measured Mineral Resources,” “Indicated Mineral Resources” or “Inferred Mineral Resources” will ever be upgraded to a higher category. Investors are cautioned not to assume that any part of the “Mineral Resources,” “Measured Mineral Resources,” “Indicated Mineral Resources” or “Inferred Mineral Resources” reported in this MD&A is economically or legally mineable. In addition, the definitions of “Proven Mineral Reserves” and “Probable Mineral Reserves” under reporting standards in Canada differ in certain respects from the standards of the SEC. For the above reasons, information included in this MD&A that describes the Company’s Mineral Reserves and Mineral Resources estimates is not comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC under Industry Guide 7.

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